Effective Date
March 6, 2023

2023 MANAGEMENT INFORMATION CIRCULAR

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

APRIL 6, 2023

Your vote is important

This document tells you who can vote, what you will be voting on and how to vote.

Westport™ Fuel Systems

Table of Contents

Letter to Shareholders	1
Notice of Annual General and Special Meeting	2
Section 1: Voting	4
Solicitation of Proxies	4
Communication Process for Proxy-Related Materials	5
Voting of Common Shares	5
Currency and Nomenclature in this Management Information Circular	7
Matters to be Acted Upon	7
Interest of Certain Persons or Matters to be Acted Upon	13
Section 2: Board of Directors	13
Nominees for Election to the Board	13
Mandate and Charter of the Board	19
Structure and Composition of the Board and Election of Directors	20
Position Descriptions	24
Meetings of the Board	25
Director Compensation	26
Additional Disclosure Relating to the Directors	26
Section 3: Corporate Governance	27
Statement of Corporate Governance Practices	27
Code of Conduct and Ethics	29
Strategy Oversight and Enterprise Risk Management	30
Board of Directors Committees	33
Section 4: Compensation of Executive Officers	36
Executive Summary	37
Compensation Governance	38
Executive Compensation and Shareholder Interest	39
Compensation Discussion and Analysis	40
Elements of Our Executive Compensation Program	42
2022 Executive Compensation	44
Share Performance Graph	46
Executive Compensation Figures and Tables	46
Omnibus Incentive Plan	48
Employment Agreements: Termination and Change in Control	49
Section 5: Additional Information	51
Additional Information
Section 6: Schedules and Attachments	52
Schedule "A" Board of Directors' Charter	52

Letter to Shareholders
Fellow Shareholders,
On behalf of the Board of Directors, I am pleased to present this year’s Management Information Circular and invite you to attend our Annual General and Special Meeting to be held on Thursday, April 6, 2023, at 9:30 am PST via webcast. Details on accessing the meeting can be found in the "Section 1: Solicitation of Proxies" within this document.
The agenda will include votes for the election of directors, the selection of our independent auditors, the adoption of an advisory resolution to support our 2023 executive compensation plan, and the authorization at the Board’s discretion to proceed with a potential share consolidation of Westport Fuel Systems issued and outstanding Common Shares. The Annual General and Special Meeting also allows shareholders to ask questions of the Board of Directors and Executive Management team members. We encourage you to read this Management Information Circular and vote your shares in advance, at the meeting, online, by phone, or by completing and mailing your proxy or voting instruction form by mail or fax.
Early in 2022 we had hoped the COVID related challenges that had impacted our world for the prior two years were behind us. However, additional headwinds, a result of the Russia/Ukraine conflict, ensuing fuel price volatility, depreciation of the Euro, rising inflation and persisting supply chain issues created continued industry challenges. Despite these difficult circumstances, we remained committed to creating innovative energy solutions to drive cleaner performance and reduce carbon emissions with our advanced alternative fuel systems.
Our innovative HPDI solution has been on the road for over five years, and these trucks continue to get cleaner as they transition from LNG to biogas fuels. The demand for sustainable solutions for heavy-duty transport is increasing, and the hydrogen economy plays a key role in the decarbonization of transport. Westport Fuel Systems is enabling an accelerated adoption of hydrogen as part of a sustainable future with our H2 HPDI™ fuel system technology, a cost-effective, high-performance solution to support carbon neutrality in the heavy-duty mobility sector. We are also providing the fuel systems and components necessary to connect hydrogen storage to a fuel-cell or internal combustion engine.
ESG Leadership
As a company created to bring environmental solutions to the transportation sector, we aim to be a leader in the broad societal efforts to reduce carbon emissions. We continue to bring ESG principles to the forefront in everything we do: in the products and services we develop and bring to market, in our responsibility to operate safely, and in our focus to build an engaged global workforce.
A strong ESG strategy and performance requires an effective and accountable governance structure and process. Our experienced nine-member Board is committed to effective corporate governance and providing strong leadership to support our strategy. Responsibilities include oversight of the adequacy of management systems to identify and manage ESG-related risks and opportunities, adoption of appropriate ESG standards and tracking, monitoring and disclosure of the company’s ESG performance and oversight of climate-related responsibilities, as well as incorporating ESG considerations into the development of strategy for the company.
Corporate Governance
Driving innovation, supporting the achievement of our strategic plan, and increasing shareholder value requires a Board of Directors comprised of experienced, independent-minded people. Our diverse Board draws from deep areas of expertise including engineering and manufacturing in the global transportation sector, energy industry, c-suite leadership, legal, finance/accounting, governance, and risk management. Moreover, our commitment to upholding a gender-balanced Board with at least 30% women is reflected in our Director’s Charter and Diversity Policy. I welcome you to read in detail about our director nominees and the Board of Directors Skills Matrix within this Circular.
Share Consolidation Plan
At the Annual General and Special Meeting of the Shareholders, shareholders will be asked to pass a special resolution authorizing the Board, in its discretion, to approve an amendment to the Articles of the Corporation to consolidate our issued and outstanding Common Shares.
The Board believes the consolidation is the most effective means to ensure Westport Fuel Systems maintains compliance with the Nasdaq minimum share price listing standard. Looking to our future, we are confident in our plans to grow HPDI, improve our profitability and leverage the growing hydrogen economy. Supporting this future, a share consolidation has the potential additional benefit of expanding Westport Fuel Systems’ profile and attracting a broader audience of investors. Please refer to section 5 of the Circular for details related to this matter.
We appreciate your continued support of our Corporation, and we look forward to you joining us virtually at the 2023 Annual General and Special Meeting.

Sincerely, Daniel M. Hancock
Chair of the Board

1 | WESTPORT FUEL SYSTEMS INC. 2023 MANAGEMENT INFORMATION CIRCULAR

Notice of Annual General and Special Meeting of Shareholders
To be held on April 6, 2023

Items of Business		Board's Voting Recommendation
1	Election of directors	FOR ALL	By Internet Visit 24/7 proxyvote.com	By Mailing Your Proxy Card Cast your vote, sign your proxy card, and mail free of postage
2	Ratification of KPMG LLC as our independent registered public accounting firm for 2023	FOR
3	Advisory vote to approve our named executive officer compensation	FOR	By Phone Call toll free 24/7 at 1-800-474-7493	Participate in the Annual Meeting* You will need the 16-digit control number, which can be found on your Notice, on your proxy card.
4	Approve at the Board’s discretion to proceed with a share consolidation of Westport Fuel Systems issued and outstanding Common Shares	FOR
Meeting Date: April 6, 2023 at 9:30 a.m. (Pacific Time)
Record Date: March 7, 2023
Phone: +1-800-319-4610 (Canada / USA) or +1-604-638-5340 (International)
The Annual General and Special Meeting (the “Meeting”) of the holders (the "Shareholders") of common shares ("Common Shares") of Westport Fuel Systems Inc. ("Westport Fuel Systems" or the "Corporation") will be held virtually on Thursday, April 6, 2023, at 9:30 a.m. (Pacific Time) at +1-800-319-4610 (Canada / USA) or +1-604-638-5340 (International) and https://services.choruscall.ca/links/westportagsm202304.html
* For those who wish to vote during the meeting, pre-registration is required 48 hours prior to the meeting. Details on how to register are available in the "Section: Solicitation of Proxies" of this document.
Who Can Vote
Persons registered as holders of Common Shares on the records of Westport Fuel Systems as of the close of business on March 7, 2023, are entitled to receive notice of the Meeting.
•Individuals, corporations, or other persons directly registered as Shareholders on the share register maintained by Computershare Trust Company of Canada ("Computershare") on March 7, 2023 ("Registered Shareholders") may virtually attend the Meeting and vote. Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on March 7, 2023 ("Beneficial Shareholders") and who wish to attend the Meeting and vote should strike out the current names on the Proxy. You may then enter your own name(s) in the blank space on the Proxy provided by your broker (or the broker’s agent) and return that Proxy to your broker (or the broker’s agent) in accordance with the Proxy instructions well in advance of the Meeting.
•Registered and Beneficial Shareholders who do not wish to attend the virtual Meeting or to vote their Common Shares may be represented by Proxy (the "Proxy"). A person appointed as proxyholder does not need to be a Shareholder of Westport Fuel Systems. Shareholders who are unable to attend the virtual Meeting are requested to date, sign and return the accompanying Proxy, or other appropriate form of Proxy, in accordance with the instructions set forth in the Management Information Circular (the "Circular").
•For Registered Shareholders, the Proxy, or other appropriate form of Proxy, will not be valid unless it is deposited in person or by fax at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, fax numbers: 1-866-249-7775 (toll free North America), or 1-416-263-9524 (international) not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the Meeting, or any
WESTPORT FUEL SYSTEMS INC. 2023 MANAGEMENT INFORMATION CIRCULAR | 2

adjournment of the Meeting. Registered Shareholders may also vote by telephone or over the Internet as described in the Proxy.
•For Beneficial Shareholders, the Proxy provided by your broker (or the broker’s agent) can be mailed to Broadridge Financial Solutions, Inc. ("Broadridge") at the address on the Proxy or, alternatively, a Beneficial Shareholder can call Broadridge’s toll-free number to vote (1-800-474-7493) or access the Broadridge dedicated voting website at www.proxyvote.com.

Dated at Vancouver, BC as of the 6th day of March 2023,
By order of the Board of Directors,
William Larkin
Chief Financial Officer

Certain statements contained in this Circular and in certain documents incorporated by reference in this Circular, constitute "forward-looking statements". When used in this document, the words "may,” "would,” "could,” "will,” "intend,” "plan,” "anticipate,” "believe,” "estimate,” "expect,” "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties and are based on a number of assumptions. While the Corporation has a reasonable basis for such forward-looking statements, readers are cautioned that actual results may vary materially from the forward-looking statements in this Circular. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Circular. We undertake no obligation to update the forward-looking statements set forth in this Circular, whether as a result of new information, future events, or otherwise, unless required by applicable securities law
3 | WESTPORT FUEL SYSTEMS INC. 2023 MANAGEMENT INFORMATION CIRCULAR

Section 1: Voting
Section 1: Voting
Solicitation of Proxies
Solicitation of Proxies will be primarily by mail but may also be by online voting, telephone, facsimile or oral communication by the directors, officers, or regular employees, at no additional compensation to them. The cost of Proxy solicitation will be an expense of the Corporation.
Accessing the Virtual Annual General and Special Meeting
The virtual Meeting will be held on Thursday, April 6, 2023, at 9:30 a.m. (Pacific Time) for the purposes set forth in the accompanying notice of meeting (the "Notice"). Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions and, where votes were not previously submitted, vote by phone, all in real time provided you register as a voter 48 hours ahead of the Meeting.
Non-registered Shareholders (Shareholders who hold Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to vote.

ATTENDEE	MEETING ACCESS INFORMATION
Registered Shareholders and Appointed Proxyholders
Preregistration (with unique Meeting access to follow) available up to 48 hours before at:
https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10021279&linkSecurityString=18f7dd8b53

All Other Attendees (Guest Access)
Dial In: +1-800-319-4610 (Canada / USA) or
               +1-604-638-5340 (International Toll)
Callers should dial in 5 – 10 minutes prior to the scheduled start time.
Webcast: https://services.choruscall.ca/links/westportagsm202304.html

To streamline the virtual meeting process, we encourage you to vote in advance of the Meeting using the voting instruction form or the form of Proxy emailed or mailed to you with the Meeting materials. Please review the "Section: Voting of Common Shares” below for information on how to properly vote your Common Shares.
Appointment of Proxyholders
The persons named in the Proxy are David Johnson, Chief Executive Officer (CEO) of Westport Fuel Systems and Jeremy Chan, Associate General Counsel and Corporate Secretary, who will be secretary for purposes of the Meeting. A Shareholder has the right to appoint another person (who does not need to be a Shareholder) to represent them at the Meeting.
•To exercise this right, you can strike out the names on the Proxy and insert the name of your appointee in the blank space provided. You must also ensure your proxyholder is preregistered to attend the Meeting prior to the registration deadline of 48 hours before to the meeting. When pre-registering, enter your proxy holder's name and email address. They will receive the confirmation and calendar booking by email, and the control number on the Proxy form. You will see an on-screen confirmation displaying the details you have entered. It is recommended you print a copy of the on-screen confirmation for your records.
•Alternatively, you may complete a Proxy in an appropriate written form of your own choosing. The Proxy or an alternative form of Proxy ("Alternative Form of Proxy") will not be valid unless it is deposited in person or by fax at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (fax numbers (1-866-249-7775 toll free North America), or 1-416-263-9524 (international)) not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting.

Revocation of Proxies
A Proxy or Alternative Form of Proxy may be revoked by means of a written document signed by you (the Shareholder) or by your duly authorized attorney, or if the Shareholder is a corporation, by an authorized officer or officers or attorney of the corporation.
The document revoking the Proxy or Alternative Form of Proxy must be deposited either:
•at the registered office of Westport Fuel Systems (Suite 4500, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7) at any time up to and including the last business day prior to the day of the Meeting, or any adjournment of the Meeting, at which the Proxy or Alternative Form of Proxy is to be used; or
•with the Chairman of the Meeting on the day of, but prior to, the Meeting or any adjournment of the Meeting.
WESTPORT FUEL SYSTEMS INC. 2023 MANAGEMENT INFORMATION CIRCULAR | 4

Section 1: Voting | Solicitation of Proxies
In addition, a Proxy or Alternative Form of Proxy may be revoked:
•by the Shareholder virtually attending the Meeting and voting the securities represented by the Proxy or an attorney authorized in writing by you (the Shareholder), or, if the Shareholder is a corporation, by an authorized officer or officers or attorney of the corporation attending the Meeting and voting the securities; or
•in any other manner permitted by law.
Exercise of Discretion by Proxyholders
The persons named in the Proxy, David Johnson and Jeremy Chan, will vote or withhold from voting the Common Shares for which they are appointed, on any ballot that may be called for, and in accordance with the instructions of the Shareholder(s) appointing them.
If a Shareholder specifies a choice to any matter to be acted upon at the Meeting, the person named in the Proxy will vote the Common Shares accordingly. In the absence of such direction, the proxyholder shall have the authority to vote the relevant Common Shares FOR:
1.The election of the directors, as set forth in this Circular
2.The appointment of auditors, at such remuneration as may be determined by the Board of Directors
3.The advisory "say-on-pay" resolution, as set forth in this Circular
4.The approval at the Board’s discretion to proceed with a share consolidation of Westport Fuel Systems issued and outstanding Common Shares
The Proxy also gives discretion to the persons named in Proxy with respect to any amendments to, or variations of, the matters identified in the Notice and to any other matters that may properly be brought before the Meeting. As of the date of this Circular, we know of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.
Signing the Proxy
Person(s) acting as an attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate their capacity (following their signature) and provide the appropriate documents confirming qualification and authority to act (unless these documents have previously been filed with us or Computershare).
Communication Process for Proxy-Related Materials
The Business Corporations Act (Alberta) (“ABCA”) requires us to deliver a written copy of the annual financial statements to persons registered as Shareholders on the share register maintained by Computershare .
Broadridge is the approved intermediary for mailing proxy-related materials to objecting beneficial shareholders ("Objecting Beneficial Owners" or "OBOs") and non-objecting beneficial shareholders ("Non-Objecting Beneficial Owners" or "NOBOs"). Computershare, as our transfer agent, is the approved intermediary for mailing proxy-related materials to Registered Shareholders.
Voting of Common Shares
General
As of March 6, 2023, there were 171,714,900 Common Shares issued and outstanding, each of which carries the right to one vote at the Meeting. Only Registered Shareholders as of the close of business on March 7, 2023 (the "Record Date") are entitled to receive notice of and to vote at the Meeting.
Beneficial Shareholders are not entitled to receive notice of the Meeting or vote their Common Shares at the Meeting and should refer to the section entitled "Beneficial Holders of Common Shares" for details regarding how they may exercise their voting rights.
Any person who acquires Common Shares after the Record Date may vote those Common Shares if, not later than ten days prior to the Meeting, that person makes a request to Computershare to have their name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns the Common Shares.
Beneficial Holders of Common Shares
The information below is important as most shareholders do not hold Common Shares in their own name, but rather by a broker or an agent of that broker.
5 | WESTPORT FUEL SYSTEMS INC. 2023 MANAGEMENT INFORMATION CIRCULAR

Section 1: Voting | Voting of Common Shares
1.If your Common Shares are held in a brokerage account, then in almost all cases those Common Shares will not be registered in your name on the share register maintained by Computershare. Those Common Shares will most likely be registered in the name of your broker or an agent of that broker.
2.In Canada, the vast majority of Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers, or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients.
3.Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting virtually or by way of proxy unless your brokers or agents are given specific instructions. If you are a Beneficial Shareholder and wish to vote virtually at the Meeting, please contact your broker or agent in advance of the Meeting to determine how you can vote at the Meeting.
Applicable regulatory policies require brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders if you wish to ensure your Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to you as a Beneficial Shareholder by your broker (or agent of the broker) is identical to the proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.
Many Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone line or access the Broadridge dedicated voting website at www.proxyvote.com to deliver voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting.
Beneficial Shareholders who receive a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting - voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the voting instruction form provided by Broadridge) in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as a proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should cross out the names currently on the provided form of proxy, enter their own name(s) in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by the broker (or broker's agent) in advance of the Meeting.
Objecting Beneficial Owners (OBOs) and Non-Objecting Beneficial Owners (NOBOs)
Beneficial Shareholders fall into two categories: 1) those who object to their identity being made known to the issuers of securities which they own (OBOs): and 2) those who do not object to their identity being made known to the issuers of the securities they own (NOBOs). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.
These proxy-related materials are sent to Registered Shareholders and to Beneficial Shareholders through the notice-and-access process. All Beneficial Shareholders will receive these proxy-related materials through the notice-and-access process (see "Communication Process for Proxy-Related Materials").
OBOs can expect to receive their materials related to the Meeting through use of the notice-and-access process with a notice describing how to access such materials being delivered from Broadridge or their brokers or their broker's agents.
Principal Holders of Common Shares
To our knowledge, as of March 6, 2023, Mr. Kevin Douglas, through and on behalf of K&M Douglas Trust, KGD 2012 Trust, MMD 2012 Trust, Douglas Family Trust, James E. Douglas III and Douglas Irrevocable Descendants Trust (collectively, the "Douglas Group"), beneficially owns, or controls or directs, directly or indirectly, 18,166,985 Common Shares, representing approximately 10.64% of the issued and outstanding Common Shares.
To our knowledge, as of the effective date of this Circular, there are no other persons who beneficially own, control or direct, directly or indirectly, more than 10% of the outstanding Common Shares.
WESTPORT FUEL SYSTEMS INC. 2023 MANAGEMENT INFORMATION CIRCULAR | 6

Section 1: Voting | Matters to be Acted Upon
Currency and Nomenclature in this Management Information Circular
Unless otherwise specified, all currency amounts are stated in United States dollars. All references to “dollars,” “$” or “US$” are United States dollars, and all references to “C$” or “CDN$” are Canadian Dollars. Unless otherwise stated, references to "we,” "us,” "our,” "Westport Fuel Systems" or the "Corporation" are to Westport Fuel Systems Inc. and all its directly and indirectly majority owned subsidiaries.
Matters to be Acted Upon
1.    Receipt of 2022 Financial Statements
Westport Fuel Systems' consolidated financial statements for the fiscal year ended December 31, 2022, are contained in its Annual Report, and will be forwarded to Registered Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with requirements of the ABCA being met with advanced circulation of the financial statements. If any shareholders have questions regarding the financial statements, your questions may be asked at the Meeting.
2.    Election of Directors
Our Board of Directors has fixed the number of directors to be nominated at the Meeting at nine with each director being elected individually. All the current nominees were elected as directors by the Shareholders at the Annual General Meeting of Shareholders on May 5, 2022. In addition to being an elected director, Ms. Eileen Wheatman is a nominee of Mr. Kevin Douglas according to the terms of a nomination agreement between us and members of the Douglas Group dated March 17, 2016. Each director elected will hold office until the next Annual General Meeting of Shareholders or until their successor is appointed unless their office is vacated earlier in accordance with the By-Laws of the Corporation.
Unless otherwise directed, the persons named in the Proxy, David Johnson, CEO and Jeremy Chan, Associate General Counsel and Corporate Secretary, intend to vote FOR the election of each of the proposed nominees whose names are in this Circular under "Section 2: Board of Directors.”
Majority Voting Policy
Our Board of Directors has adopted a majority voting policy (the "Majority Voting Policy") requiring any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director to immediately submit his or her resignation to the Chair of the Board of Directors (“Board Chair”). The Board Chair will provide notice of any resignation to the Nominating and Corporate Governance Committee of the Board of Directors ("NCG Committee") for consideration promptly following the Meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected.
The NCG Committee shall consider the resignation and shall provide a recommendation regarding the resignation to the Board of Directors within 45 days of the applicable meeting of Shareholders. In considering whether to accept the offer of resignation, the NCG Committee will consider all information and factors deemed relevant including:
•any stated reasons why Shareholders "withheld" votes from the election of the director
•the length of service and the qualification of the director
•the director's contribution to Westport Fuel Systems
•the effect such resignation may have on our ability to comply with applicable governance rules and policies
•the dynamics of the Board of Directors
The Board of Directors will consider the recommendation of the NCG Committee and determine whether to accept the resignation within 90 days of the applicable meeting and a news release will be issued announcing the Board of Directors' determination. In considering whether to accept the offer of resignation, the Board of Directors will consider the information and factors discussed by the NCG Committee and any additional information and factors deemed relevant by the Board.
The Board will only determine not to accept the offer of resignation in exceptional circumstances or where the acceptance of the resignation would be reasonably expected to have a material detrimental effect on the Corporation. A director who tenders his or her resignation will not participate in any meetings of the NCG Committee (if they are a member thereof) or the Board of Directors to consider whether the resignation shall be accepted. Shareholders should note that, in view of the Corporation's Majority Voting Policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.
3. Appointment of Auditors
KPMG LLP was first nominated, then elected and appointed as the auditor of the Corporation, effective September 30, 2015. Upon the unanimous recommendation of the Audit Committee, the Board of Directors has proposed that KPMG LLP be nominated for appointment as independent auditor for the current fiscal year.
7 | WESTPORT FUEL SYSTEMS INC. 2023 MANAGEMENT INFORMATION CIRCULAR

Section 1: Voting | Matters to be Acted Upon
Reasons for Re-Appointment of KPMG LLP
The Audit Committee considers several factors in deciding to re-engage KPMG LLP as the independent registered public accounting firm, including the following:
•Independence controls and objectivity
•Length of KPMG’s service to Westport
•KPMG’s audit quality, performance, and results
•Impact of engaging a new auditor
•Appropriateness of KPMG’s audit fees
•KPMG’s reputation, integrity, and competence
•KPMG’s institutional company-industry knowledge, experience, and expertise
Based on the above factors, the Audit Committee and Board believe the continued retention of KPMG LLP as our independent registered public accounting firm is in the best interests of the Corporation and its Shareholders. Unless otherwise instructed, the persons named in the Proxy, David Johnson, CEO and Jeremy Chan, Associate General Counsel and Corporate Secretary, intend to vote FOR the appointment of KPMG LLP, Chartered Accountants, 777 Dunsmuir Street, Vancouver, British Columbia, as auditor to hold office for the ensuing year at remuneration to be set by the Board of Directors.
A description of the nature of services and the aggregate fees (including those related to audit and non-audit services) billed to us by KPMG LLP and other members of its network is included in the Annual Information Form for the year ended December 31, 2022, which has been filed on SEDAR at www.sedar.com under the heading "External Auditor Fees and Services."
4. Advisory Vote on Approach to Executive Compensation
At the Meeting, we will conduct our fourth annual "say-on-pay" advisory vote on executive compensation. Our most recent "say-on-pay" vote, held at the 2022 Annual General Meeting resulted in 88.46% of voted shares in favor of the resolution accepting our approach to executive compensation. Although there were no substantive changes to our executive compensation structure in 2022, in keeping with governance trends in North America and in the interest of soliciting your feedback, we continue to offer an annual "say-on-pay" advisory vote and encourage you to vote this year.
A "say-on-pay" vote gives Shareholders the opportunity to cast an advisory vote regarding a corporation's approach to executive compensation. In the United States, the U.S. Securities and Exchange Commission (the "SEC") has established “say-on-pay” advisory shareholder vote requirements for certain issuers. Although our shares are traded on the NASDAQ Global Select Market ("NASDAQ"), we are a “foreign private issuer” under applicable SEC rules. Accordingly, these requirements do not apply to us. "Say-on-pay” shareholder votes have yet to be mandated in Canada. However, several larger issuers in Canada have voluntarily implemented advisory votes and we have decided to voluntarily implement a “say-on-pay” advisory vote as well.
At the Meeting, Shareholders will be asked to consider and, if thought fit, to vote for the below resolution, accepting our philosophy and approach to executive compensation. For information on our general approach to executive compensation please see "Section 4: Compensation of Executive Officers" of this Circular.
Unless otherwise instructed, the persons named in the proxy, David Johnson, CEO and Jeremy Chan, Associate General Counsel and Corporate Secretary, intend to vote FOR the advisory "say-on-pay" resolution.
As the vote is advisory, results will be non-binding on the Board. The Board and its Human Resources and Compensation Committee ("HRC Committee") will, however, consider the outcome of the vote when reviewing and approving future executive compensation policies and decisions, as well as feedback and comments received from Shareholders during regular shareholder communications.
5. Approval of Share Consolidation
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass a special resolution authorizing and approving an amendment to the Articles of the Corporation to consolidate the Corporation's issued and outstanding Common Shares into a lesser number of issued and outstanding Common Shares (the "Consolidation") on the basis of one (1) post-Consolidation Common Share for such number of pre-Consolidation Common Shares as the Board of Directors may determine advisable, with such Consolidation to be on the basis of one post-Consolidation Common Share for not less than five and not more than ten pre-Consolidation Common Shares (the "Consolidation Range"), and authorizing the Board to determine the final Consolidation ratio within the Consolidation Range in its sole discretion. The Consolidation is being proposed in order for the Common Shares to continue to meet minimum listing requirements on the NASDAQ, which requires the Corporation to comply with NASDAQ's continued listing standard, including that the Common Shares maintain a minimum bid price of at least $1.00 per share (the "Minimum Share Price Listing Standard").

Shareholder approval of the Consolidation would confer discretionary authority on the Board of Directors to implement it when appropriate. Even if the Shareholders approve the Consolidation, the Board of Directors may elect not to proceed with the Consolidation. Such implementation or determination not to proceed with the Consolidation will not require further Shareholder approval. If the Board of Directors does not implement the Consolidation before December 31, 2023, the authority granted by the Shareholders to implement the Consolidation on the terms described herein will lapse and be of no further force or effect.

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Section 1: Voting | Matters to be Acted Upon
The Corporation's outstanding share-based awards granted pursuant to the omnibus incentive plan (the "Omnibus Plan") will also be adjusted on the same basis as the Common Shares, with proportionate adjustments made to the number of shares issuable on settlement of such awards.

The Consolidation is subject to the approval of the Toronto Stock Exchange ("TSX") and the NASDAQ.

Reasons for the Consolidation

The Board of Directors believes the Consolidation is the most effective means for the Corporation to maintain the listing of its Common Shares on the NASDAQ, on which the Common Shares are currently listed and quoted for trading in the United States.

On November 3, 2022, the Corporation received written notice from the NASDAQ that the minimum closing bid price of the Common Shares had fallen below $1.00 per share for 30 consecutive business days and, therefore, the Corporation was not in compliance with the Minimum Share Price Listing Standard set forth under Nasdaq Listing Rule 5550(a)(2) ("NASDAQ Listing Rule"). The NASDAQ notice stated the Corporation had 180 calendar days following receipt of the notice to regain compliance with the Minimum Share Price Listing Standard. To regain compliance with the NASDAQ Listing Rule, the bid price of the Common Shares must close at or above US$1.00 for a minimum of ten consecutive business days during the grace period.
On February 14, 2023, the Corporation received notice from the NASDAQ that it had regained compliance with the NASDAQ Listing Rule. As at the close of business on March 6, 2023, the minimum closing bid price of the Corporation’s Common Shares has remained above $1.00 per share. Subject to continued compliance with NASDAQ's continued listing standards, the Corporation’s Common Shares will continue to be listed and traded on NASDAQ under the symbol "WPRT.”

Although the Corporation has regained compliance, the Board of Directors has determined that it remains in the best interests of the Corporation to obtain Shareholder approval at the Meeting to implement the Consolidation. Assuming the receipt of Shareholder approval for the Consolidation and the Board of Directors determines to implement the Consolidation, the Corporation expects that it will file an amendment to the Corporation's Articles to affect the Consolidation soon after the Meeting.

In addition to ensuring that the Common Shares remain in compliance with the NASDAQ Listing Rule, a share consolidation has the potential additional benefit of expanding the Corporation’s profile and attracting a broader audience of investors. The Corporation believes that existing and prospective investors will perceive an investment in the Common Shares more favorably if the Common Shares continue to be listed on the NASDAQ.

The Corporation also believes an increase in the trading price of the Common Shares that may result from the Consolidation could heighten the interest of the analyst and financial community in the Corporation and potentially broaden the pool of potential investors in the Common Shares, including certain institutional investors. Investors may also benefit from lower trading costs associated with a higher trading price for post-Consolidation Common Shares. Many investors pay commissions based on the number of Common Shares traded when they buy or sell Common Shares. If the trading price for post-Consolidation Common Shares is higher, Shareholders may pay lower commissions to trade a fixed dollar amount of post-Consolidation Common Shares than they would if they traded the same dollar amount of pre-Consolidation Common Shares.

Effects of the Consolidation

General

As of March 6, 2023, the Corporation had 171,714,900 Common Shares issued and outstanding. If the Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the Consolidation ratio as determined within the Consolidation Range by the Board, as follows:

·If a Consolidation ratio at the bottom of the Consolidation Range is selected by the Board, being one (1) post-Consolidation Common Share for every five (5) pre-Consolidation Common Shares, the Corporation would have approximately 34,342,980 Common Shares outstanding following completion of the Consolidation. Assuming the exercise and settlement of all of the Corporation's current issued and outstanding Units (as defined below), the Corporation would have approximately 34,850,930 Common Shares outstanding following completion of the Consolidation.

·If a Consolidation ratio at the top of the Consolidation Range is selected by the Board, being one (1) post-Consolidation Common Share for every ten (10) pre-Consolidation Common Shares, the Corporation would have approximately 17,171,490 Common Shares outstanding following completion of the Consolidation. Assuming the exercise and settlement of all of the Corporation's current issued and outstanding Units, the Corporation would have approximately 17,425,465 Common Shares outstanding following completion of the Consolidation.

Regardless of the Consolidation ratio selected, the exact number of post-Consolidation Common Shares will fluctuate due to the elimination of fractional Common Shares as the Consolidation is applied on an account-by-account basis. See "Fractional Common Shares" below for further details.

At the close of business on March 6, 2023, the closing price of the Common Shares on the TSX was CDN$1.65 per share and the closing price of the Common Shares on the NASDAQ was $1.20 per share. The Corporation does not expect the Consolidation itself to have any economic effect on current holders of Common Shares or securities convertible into or
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Section 1: Voting | Matters to be Acted Upon
exercisable to acquire Common Shares, except to the extent the Consolidation will result in fractional Common Shares. See "Fractional Common Shares" below for further details.

The Common Shares are currently registered under Section 12(b) of the Exchange Act, and the Corporation is subject to periodic reporting and other requirements of the Exchange Act. The Consolidation will not affect the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on the TSX. Following the Consolidation, the Corporation will continue to be subject to periodic reporting and other requirements of the Exchange Act and the Common Shares will continue to be listed on the TSX under the symbol "WPRT". If the Corporation continues to meet the listing requirements of the NASDAQ (including the Minimum Share Price Listing Standard) after the Consolidation, the Common Shares will continue to be listed on the NASDAQ under the symbol "WPRT". In each case, the post-Consolidation Common Shares will be considered a substituted listing with new CUSIP and ISIN numbers.

Voting rights and other rights of the current holders of Common Shares prior to the implementation of the Consolidation will not be affected by the Consolidation, other than as a result of the creation and disposition of fractional Common Shares as described below.

The Consolidation may result in some Shareholders owning "odd lots" of fewer than 100 Common Shares. Odd lots of Common Shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in "round lots" of even multiples of 100 Common Shares. The Board believes, however, that these potential effects are outweighed by the anticipated benefits of the Consolidation.

Effect on Non-Registered Shareholders

Non-Registered Shareholders (i.e., Beneficial Shareholders) holding Common Shares through an Intermediary (i.e., a securities broker, dealer, bank or financial institution) should be aware the Intermediary may have different procedures for processing the Consolidation than those that will be put in place by the Corporation for Registered Shareholders. If a Consolidation occurs and Shareholders hold their Common Shares through an Intermediary and have questions in this regard, they are encouraged to contact their broker-dealer, bank, or financial institution.

Effect on Share-Based Awards

The Omnibus Plan authorizes the Board of Directors to make appropriate adjustments to any outstanding share-based awards, including the restricted share units, deferred share units or performance share units (collectively, "Share Units" or "Units") in the event of any change in the Common Shares through a consolidation of the Common Shares.

The Board of Directors has determined that upon the implementation of the Consolidation, each then outstanding Share Unit will be adjusted such that the number of Common Shares (or the cash equivalent) that a current holder of a Share Unit will receive upon settlement of such Share Unit will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Consolidation ratio as selected within the Consolidation Range by the Board of Directors.

Effect on Share Certificates

If the Consolidation is approved by Shareholders and subsequently implemented, those Registered Shareholders who will hold at least one post-Consolidation Common Share will be required to exchange their share certificates representing pre-Consolidation Common Shares for new share certificates representing post-Consolidation Common Shares.

If the Consolidation is implemented, the Corporation (or the transfer agent) will mail a letter of transmittal (the "Letter of Transmittal") to each Registered Shareholder. Each Registered Shareholder must complete and sign a Letter of Transmittal after the Consolidation takes effect. The Letter of Transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the Registered Shareholder’s pre-Consolidation Common Shares. The Transfer Agent will send to each Registered Shareholder who follows the instructions provided in the Letter of Transmittal a new share certificate representing the number of post-Consolidation Common Shares to which the Registered Shareholder is entitled rounded down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of post-Consolidation Common Shares the Registered Shareholder holds following the Consolidation. Non-Registered Shareholders (i.e. Beneficial Shareholders) who hold their Common Shares through an Intermediary (e.g. securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Consolidation will be processed should contact their Intermediary with respect to the Consolidation. See “Effect on Non-Registered Shareholders” above.

Any Registered Shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to the transfer agent is the responsibility of the Registered Shareholder and neither the transfer agent nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

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Section 1: Voting | Matters to be Acted Upon
Consolidation Ratio to be Used

The Board believes Shareholder approval of the Consolidation within the Consolidation Range provides the Board with the maximum flexibility to achieve the desired effect of the Consolidation taking into account a number of factors, including compliance with the Minimum Share Price Listing Standard, market conditions, the pricing of any potential offering of additional securities in the U.S. and Canada, and the appeal to institutional investors of the market price of the Common Shares and number of Common Shares outstanding, while at the same time ensuring that the Corporation remains in compliance with applicable shareholder distribution requirements of the NASDAQ and the TSX. If the special resolution is approved, the Consolidation will only be implemented upon a determination by the Board of Directors to proceed with the Consolidation and with the specific ratio within the Consolidation Range determined by the Board.

Implementation of the Consolidation

Assuming the special resolution receives the necessary Shareholder approval, the Consolidation is approved by the NASDAQ and the TSX, and the Board of Directors determines to implement the Consolidation, the Corporation will amend its Articles in accordance with the ABCA, upon which date the Consolidation will become effective.

Registered Shareholders will be sent a Letter of Transmittal from the Corporation's transfer agent, Computershare, once the determination to proceed with such Consolidation is made by the Board of Directors. The Letter of Transmittal will contain instructions on how Registered Shareholders may surrender their share certificate(s) representing pre-Consolidation Common Shares to the transfer agent for a new share certificate or DRS Advice/Statement representing the number of post-Consolidation Common Shares to which a Shareholder is entitled as a result of the Consolidation. The transfer agent will forward to each Registered Shareholder who has submitted the required documents a new share certificate representing the number of post-Consolidation Common Shares to which the Shareholder is entitled. No delivery of new share certificates to a Shareholder will be made until a Registered Shareholder has returned their properly completed and duly executed Letter of Transmittal and surrendered their old share certificate(s) for exchange, to the transfer agent. Until surrendered to the transfer agent, each share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the applicable number of whole post-Consolidation Common Shares to which the Registered Shareholder is entitled as a result of the Consolidation. Following the Consolidation, the Common Shares will have a new CUSIP number and a new ISIN number.

If the Board of Directors decides to proceed with a Consolidation, the Corporation will issue a press release regarding the timing of the process, the Consolidation ratio selected by the Board and any additional relevant information for Shareholders.

Fractional Common Shares

No fractional Common Shares will be issued as a result of the Consolidation. Where the Consolidation would result in a Shareholder being entitled to receive a fractional share, the fractional Common Share resulting from the Consolidation will be rounded down to the next whole number. In all other respects, the post-Consolidation Common Shares will have the same attributes as the pre-Consolidation Common Shares.

No Dissent Rights

Shareholders do not have any statutory dissent and appraisal rights regarding the proposed Consolidation.

Accounting Consequences

If the Consolidation is implemented, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the Consolidation took effect would be recast to give retroactive effect to the Consolidation.

Risks of the Consolidation

Reducing the number of issued and outstanding Common Shares through the Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Corporation's financial and operational results, its financial position, including its liquidity and capital resources, industry conditions, the market's perception of the Corporation's business, the Corporation's technologies and other factors, which are unrelated to the number of Common Shares outstanding. As a result, the effect of the Consolidation on the market price of the Common Shares cannot be predicted with any certainty.

There can be no assurance the market price of the Common Shares will increase following the Consolidation to the extent sufficient to cure the Corporation’s noncompliance with the Minimum Share Price Listing Standard, or that the market price of the Common Shares will not decrease in the future and again result in noncompliance with the Minimum Share Price Listing Standard. Further, there can be no assurance the Consolidation alone will guarantee the continued listing of the Common Shares on the NASDAQ or that the Common Shares will not be delisted due to a failure to meet other NASDAQ continued listing requirements.

The market price of the Common Shares immediately following the implementation of the Consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of the Consolidation multiplied by the Consolidation ratio but there is no assurance that the anticipated market price immediately following the implementation of the Consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market
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Section 1: Voting | Matters to be Acted Upon
capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of the Consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of the Consolidation.

Although the Corporation believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Consolidation will achieve this result.

If the Consolidation is implemented and there is a decline in the market price of the Common Shares after the Consolidation, the percentage decline as an absolute number and as a percentage of the Corporation's overall market capitalization may be greater than would have occurred if the Consolidation had not been implemented. Both the total market capitalization of the Corporation and the adjusted market price of the Common Shares following the Consolidation may be lower than they were before the Consolidation took effect. The reduced number of Common Shares that would be outstanding after the Consolidation is implemented could adversely affect the liquidity of the Common Shares.

Consolidation Resolution

At the Meeting, Shareholders of the Corporation will be asked to consider and, if thought advisable, to approve, with or without variation, a special resolution substantially in the following form:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.Pursuant to Section 173 of the Business Corporations Act (Alberta), the issued and outstanding common shares (the "Common Shares") of the Corporation be changed upon the determination of the board directors of the Corporation (the "Board") into a different number of shares, by the consolidation (the "Consolidation") of the issued and outstanding Common Shares on the basis of one (1) post-Consolidation Common Share for each such number of pre-Consolidation Common Shares issued and outstanding as the Board may determine advisable, with such Consolidation to be completed on the basis of one post-Consolidation Common Share for not less than five (5) and not more than ten (10) pre-Consolidation Common Shares.

2.Notwithstanding the passing of this resolution by the shareholders of the Corporation (the "Shareholders"), the Board is hereby authorized and empowered not to proceed with the Consolidation or to revoke this resolution at any time prior to the Consolidation becoming effective without further notice to or approval of the Shareholders.

3.The amendment to the Articles of the Corporation giving effect to the Consolidation will provide that no fractional shares shall be issued upon the Consolidation and any such fractional interests otherwise issuable shall be rounded down to the nearest whole number of Common Shares that such Shareholder would otherwise be entitled to receive upon implementation of the Consolidation.

4.Any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be executed and delivered an amendment to the Corporation's Articles to effect the Consolidation, if, and when, the Board considers it to be in the best interests of the Corporation to implement the Consolidation, and to do all such further acts and things and to execute and deliver all such other documents and to take any action which, in the opinion of that person, is necessary or desirable to carry out the terms of this special resolution.

5.Any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

If the Shareholders pass the special resolution approving the Consolidation, and the Board of Directors determines to proceed with the Consolidation, it will take effect on a date to be coordinated with the NASDAQ and the TSX and announced by the Corporation in advance. Notwithstanding the approval of the Consolidation by Shareholders, the Board of Directors, in its sole discretion, may revoke the special resolution at any time prior to the issuance of a certificate of amendment of articles and abandon the Consolidation without further approval of or notice to Shareholders.

Recommendation of the Board

The Board of Directors believes that providing the Board with the ability to implement the Consolidation, should it consider such Consolidation to be in the best interests of the Corporation, is in the best interests of the Shareholders. Accordingly, the Board of Directors unanimously recommends a vote FOR the approval of the Consolidation.

The special resolution approving the Consolidation requires the approval of not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present in person, virtually or represented by proxy, at the Meeting. Unless otherwise instructed, the persons named in the proxy, David Johnson, CEO and Jeremy Chan, Associate General Counsel and Corporate Secretary, intend to vote FOR the Consolidation.
WESTPORT FUEL SYSTEMS INC. 2023 MANAGEMENT INFORMATION CIRCULAR | 12

Section 1: Voting
Interest of Certain Persons or Companies in Matters to be Acted Upon
Except for the fact that they hold Common Shares which will be effected in similar fashion to other Shareholders by any Consolidation, we are unaware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director, any executive officer or anyone who has held office since January 1, 2022, any proposed nominee for election as director, or of any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

Section 2: Board of Directors
Nomination of Directors
The NCG Committee is responsible for recommending nominees for election at each Annual General Meeting of Shareholders. The NCG Committee considers the Board's composition and assesses any potential skill or expertise enhancements that can be addressed in future recruitment. The Committee is responsible for the recruitment of additional directors and provides the Board with potential nominees for discussion and approval.
Any new appointees or nominees to the Board of Directors must have a demonstrated commitment to high personal and professional integrity and ethical standards, a favorable record of accomplishment in general business management, special expertise in areas of strategic interest to our organization, the ability to devote the time required, and a willingness to serve as a director. The NCG Committee responsibilities are fully outlined in "Section 3: Nominating and Corporate Governance Committee."
We have not established term limits for members of our Board of Directors; however, we are committed to renewing Board membership, on a measured basis. A review and assessment of our Board of Directors is conducted annually, and we periodically review and rotate Board Chair and Committee Chair positions to ensure diversity of views. Since 2020, five new Board members have been appointed and as of March 6, 2023 no director has served for more than 10 years, with the average tenure being close to four years as of December 31, 2022.
Nominees for Election to the Board
The following biographies and accompanying notes provide the names and residence location of all persons proposed to be nominated for election as directors, their principal occupations or employment for the preceding five years, the dates they became directors, the positions with Westport Fuel Systems now held by them, the current committee memberships with applicable fiscal year attendance, and the number of Common Shares, restricted share units, restricted phantom shares or performance share units, (“RSUs,” “RPSs”, “PSUs and "DSUs” collectively, "Share Units" or "Units") of Westport Fuel Systems owned by them or over which they exercised control or direction as of the Record Date.

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Section 2: Board of Directors | Nominees for Election to the Board

MICHELE J. BUCHIGNANI

REASON FOR NOMINATION
Our Board concluded Ms. Buchignani should serve as a director because of her strategic business leadership and extensive senior level experience in law, finance, private equity, strategy, governance and compensation.

CAREER HIGHLIGHTS
MCLEAN DRIVE CONSULTING LTD., a consulting firm to private equity owned and growth companies (2010 to current)
•Chief Executive Officer

MCLANE DRIVE HOLDINGS LP, a US real estate holding company (2012 to current)
•Managing Partner

TEACHERS’ PRIVATE CAPITAL, the private equity arm of the Ontario Teachers’ Pension Plan (2005 to 2009)
•Director

CIBC WORLD MARKETS (1996 to 2003)
•Managing Director and Canadian General Counsel
•Managing Director and Head of Private Equity Funds Group, Toronto and New York

STIKEMAN ELLIOTT (1989 to 1996)
•Practiced corporate law in Toronto, Canada and London, England; elected partner in 1995

CURRENT PUBLIC COMPANY BOARDS
•Copper Mountain Mining Corporation (TSE: CMMC)

OTHER ENGAGEMENTS AND RECOGNITIONS
•Holds ICD.D designation from the Institute of Corporate Directors
•Various board and advisory positions with several corporate, investment committees and not-for-profit organizations including TSX Trust Company, Dane Creek Capital Corp., CAI Capital Partners V LP, and RCF Jolimont Innovation Fund II

EDUCATION
•Bachelor of Arts with Honours, English, University of British Columbia
•JD, University of Toronto
•Stanford Executive Program, Graduate School of Business, Stanford University

Age 59

Independent Director since Mar 2018
Joined Advisory Board in Sept 2017

COMMITTEES and 2022 MEETINGS
(From May 5, 2022 to March 6, 2023)

•Board of Directors    6 of 6
•NCG Committee (Chair)    3 of 3
•HRC Committee    6 of 6

RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Vancouver, BC, Canada	Corporate Director, CEO of McLean Drive Consulting Ltd since 2010; Managing Partner of McLane Drive Holdings LP since 2012
CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1)	2022 VOTING RESULTS
Canadian	Common Shares – 62,772; DSUs – 65,000	For: 94.43% Withheld: 5.57%

BRENDA J. EPRILE

REASON FOR NOMINATION
Our Board concluded Ms. Eprile should serve as a director because of her strategic business leadership and extensive experience as a securities regulator in Canada.

CAREER HIGHLIGHTS
PRICEWATERHOUSECOOPERS (2000 to 2012)
•Senior Partner; led the Risk Advisory Services practice

ONTARIO SECURITIES COMMISSION(1985 to 1997)
•Executive Director and Chief Accountant

CURRENT PUBLIC COMPANY BOARDS
•Atlantica Sustainable Infrastructure (NASDAQ: AY)

OTHER ENGAGEMENTS AND RECOGNITIONS
•Holds ICD.D designation from the Institute of Corporate Directors
•Fellow Chartered Public Accountant
•Board Chair for GCT Inc. (non-public company)
•Director of Assuris, Canary Medical and One Queen Capital

EDUCATION
•Master of Business Administration with major in Accounting, York University
•Bachelor of Music in Performance, Faculty of Music, University of Toronto

Age 68 Independent Director since Oct 2013 Board of Directors, Previous Chair (February 2017 to May 2020)
COMMITTEES and 2022 MEETINGS (From May 5, 2022 to March 6, 2023) •Board of Directors 6 of 6 •Audit Committee (Chair) 5 of 5 •HRC Committee 6 of 6
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Toronto, ON, Canada	Corporate Director
CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1)	2022 VOTING RESULTS
Canadian	Common Shares – 234,760; RSUs – 65,000	For: 94.78% Withheld: 5.22%
WESTPORT FUEL SYSTEMS INC. 2023 MANAGEMENT INFORMATION CIRCULAR | 14

Section 2: Board of Directors | Nominees for Election to the Board

RITA FORST

REASON FOR NOMINATION
Our Board concluded that Ms. Forst should serve as a director because of her senior executive leadership experience and her extensive background in the automotive technology business.

CAREER HIGHLIGHTS
INDEPENDENT CONSULTANT in the automotive technology business (2015 to current)

OPEL/GENERAL MOTORS (GM) (1977 to 2013)
•36 years of service in GM’s global powertrain and vehicle engineering and general management positions
•Member of Adam Opel AG Management Board
•Vice President, Vehicle Engineering, GM Europe
•Vice President Powertrain Engineering, GM Europe

CURRENT PUBLIC COMPANY BOARDS
•Director and Member of the ESG and Portfolio Committee for AerCap Holdings N.V., Dublin, Ireland
•Member of the Supervisory Board and Chair of the Strategy Committee for NORMA Group SE, Maintal, Germany
•Director and Member of the Audit, Nomination, Remuneration, and Societal Value Committee for Johnson Matthey Plc, London, UK

OTHER ENGAGEMENTS AND RECOGNITIONS
•Board Advisor to Iwis Headquartered in Munich, Germany (non-public company)

EDUCATION
•Bachelor of Science, Mechanical Engineering, Darmstadt University of Applied Technology
•Bachelor's degree in Mechanical Engineering, General Motors Institute (now Kettering University, Michigan)

Age 67 Independent Director since April 2020 Joined Advisory Board in January 2018
COMMITTEES and 2022 MEETINGS (From May 5, 2022 to March 6, 2023) •Board of Directors 4 of 6 •HRC Committee (Chair) 4 of 6 •TPS Committee 2 of 3
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Doersdorf, Germany	Self-employed consultant since 2015; Corporate Director
CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1)	2022 VOTING RESULTS
German	Common Shares – 80,769; DSUs – 32,500; RSUs – 32,500	For: 93.53% Withheld: 6.47%

ANTHONY GUGLIELMIN

REASON FOR NOMINATION
Our Board concluded Mr. Guglielmin should serve as a director because of his strategic business leadership, his financial acumen, and extensive experience in the clean energy industry.

CAREER HIGHLIGHTS
BALLARD POWER SYSTEMS, a global leader in clean energy fuel cell products and services (2010 to 2021)
•Most recently served as Senior Vice President and Chief Financial Officer before retiring in 2021

CANADA LINE RAPID TRANSIT, a $2 billion rapid transit project connecting the Vancouver International Airport, the City of Richmond and downtown Vancouver
•Senior Vice President and Chief Financial Officer

CURRENT PUBLIC COMPANY BOARDS
•Information Services Corporation (TSE: ISV); Chair of the Audit Committee
•Next Hydrogen Systems (TSXV: NXH); Chair of the Audit Committee

OTHER ENGAGEMENTS AND RECOGNITIONS
•Chartered Financial Analyst
•Member, Financial Executives Institute
•Awarded Business in Vancouver 2017 "CFO of the Year" in the Transformation Agent category
•Board member of various private and not-for-profit organizations

EDUCATION
•Master of Business Administration, McGill University
•Bachelor of Arts, Economics and Political Science, McGill University

Age 65 Independent Director since Jan 2021
COMMITTEES and 2022 MEETINGS (From May 5, 2022 to March 6, 2023) •Board of Directors 6 of 6 •Audit Committee 5 of 5 •NCG Committee 3 of 3 •TPS Committee 3 of 3
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Vancouver, BC, Canada	Corporate Director, Senior Vice President and Chief Financial Officer, Ballard Power Systems (June 2010 - May 2021)
CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1)	2022 VOTING RESULTS
Canadian	Common Shares – 70,238; DSUs – 65,000	For: 94.89% Withheld:5.11%

15 | WESTPORT FUEL SYSTEMS INC. 2023 MANAGEMENT INFORMATION CIRCULAR

Section 2: Board of Directors | Nominees for Election to the Board

DANIEL M. HANCOCK

REASON FOR NOMINATION
Our Board concluded Mr. Hancock should serve as a director because of his executive leadership experience and extensive background in transportation, engineering and strategic alliances.

CAREER HIGHLIGHTS
GENERAL MOTORS (GM)
•43 years in GM’s powertrain engineering and general management positions (1968 to 2011)
•President, Allison Transmission Division
•Chief Executive Officer, Fiat-GM Powertrain
•Vice President, Global Powertrain Engineering
•Vice President, Global Strategic Product Alliances
•Chairman, DMAX and VM Motori diesel joint ventures with Isuzu and Fiat

CURRENT PUBLIC COMPANY BOARDS
•Cryoport Systems, Inc. (NASDAQ: CYRX)

OTHER ENGAGEMENTS AND RECOGNITIONS
•Various board and advisory positions with several organizations focused on new powertrain technologies and STEM (Science, Technology, and Mathematics) education
•President, SAE International (2014)
•Member, National Academy of Engineering
•Recipient, SAE Medal of Honour
•Recipient, Franz F. Pischinger Powertrain Innovation Award
•President, FISITA (2004-2006)
•Kettering University Distinguished Alumnus (2022)

EDUCATION
•Master’s degree in Mechanical Engineering, Massachusetts Institute of Technology
•Bachelor’s degree in Mechanical Engineering, General Motors Institute (now Kettering University, Michigan)

Age 72 Board of Directors (Chair) Independent Director since July 2017 Joined Advisory Board in March 2017
COMMITTEES AND 2022 MEETINGS (From May 5, 2022 to March 6, 2023) •Board of Directors 6 of 6 •HRC Committee 6 of 6 •TPS Committee 3 of 3
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Indianapolis, IN, USA	President of DMH Strategic Consulting since 2011
CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1)	2022 VOTING RESULTS
United States of America	Common Shares – 232,304; RSUs – 135,000	For: 94.75% Withheld: 5.25%

PHILIP B. HODGE

REASON FOR NOMINATION
Our Board concluded Mr. Hodge should serve as a director in view of his 30 years of public company board experience, including serving on the Westport Board of Directors and chairing the NCG Committee (2012 to 2016), as well as his legal, international business, investment banking, and mergers and acquisitions experience.

CAREER HIGHLIGHTS
PINE CLIFF ENERGY LTD. (2012 to present)
•President, Chief Executive Officer and Director; founder and first employee

PENN WEST EXPLORATION (2010 to 2011)
•Vice President, Business Development and President, Acquisitions and Divestments

J.F. MACKIE & COMPANY LTD. (2006 to 2010)
•Calgary-based investment bank
•Managing Director; lead advisor on China Investment Corporation’s $1.2 billion investment in Penn West Energy Trust

WESTPORT INNOVATIONS, INC. (2000 to 2006)
•Vice President and General Counsel;

BENNETT JONES LLP. (1991 to 2000)
•Articling Student, Associate and Partner
•Corporate, securities and M&A focus

CURRENT PUBLIC COMPANY BOARDS
•Pine Cliff Energy Ltd. (TSX: PNE)

EDUCATION
•Faculty of Law, University of Alberta (1991) with distinction
•Faculty of Business, University of Alberta (1987) with distinction

Age 57 Independent Director since Jan 2022 COMMITTEES and 2022 MEETING (From May 5, 2022 to March 6, 2023) •Board of Directors 6 of •Audit Committee 5 of 5 •(appointed on May 5, 2022)
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Calgary, AB Canada	President, Chief Executive Officer and Director of Pine Cliff Energy. Governor of the Explorers and Producers Association of Canada.
CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1)	2022 VOTING RESULTS
Canadian	Common Shares – 10,000; DSU's – 65,000	For: 94.54% Withheld: 5.46
WESTPORT FUEL SYSTEMS INC. 2023 MANAGEMENT INFORMATION CIRCULAR | 16

Section 2: Board of Directors | Nominees for Election to the Board

DAVID M. JOHNSON

REASON FOR NOMINATION
Mr. Johnson is an industry veteran with more than 30 years of experience leading engine, vehicle, and technology development for automotive and commercial vehicle industries around the world. His international experience and industry expertise are vital contributions to our Board in defining the organization’s strategic business goals for long-term shareholder value.

CAREER HIGHLIGHTS
WESTPORT FUEL SYSTEMS (2019 to current)
•Chief Executive Officer

ACHATES POWER INC. (2008 to 2018)
•President and Chief Executive Officer; led the technical, commercial and corporate development to establish Achates Power as a leading developer of opposed-piston engines

NAVISTAR (2006 to 2008)
•Vice President Global Product Strategy and Operations
•Vice President Military and Export Operations

CAREER HIGHLIGHTS CONTINUED
GENERAL MOTORS POWERTRAIN (2003-2006)
•Program Manager & Chief Engineer

FORD MOTOR COMPANY (1990 to 2003)
•Held a variety of roles including truck powertrain planning, engineering, product planning, program management and strategic development with increasing responsibility

EDUCATION
•Master of Business Administration, Cornell University
•Bachelor of Science, Mechanical Engineering, Cornell University

Age 56 Director and Chief Executive Officer since January 2019 COMMITTEES and 2022 MEETINGS (From May 5, 2022 to March 6, 2023) •Board of Directors 6 of 6
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Scottsdale, AZ, USA	Chief Executive Officer of Westport Fuel Systems since January 2019; Chief Executive Officer of Achates Power Inc. from 2008 to 2018.
CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1)	2022 VOTING RESULTS
United States of America	Common Shares – 707,486	For: 94.42% Withheld: 5.58%

KARL-VIKTOR SCHALLER

REASON FOR NOMINATION
Our Board concluded Prof. Dr. Schaller should serve as a director because of his extensive knowledge of product development, purchasing and planning, and the development of alternative drive systems including hybrids, natural gas, hydrogen and fuel cells.

CAREER HIGHLIGHTS
KVS Consulting (2009 to current)
•Founder and Managing Director

TECHNICAL UNIVERSITY OF MUNICH (2001 to current)
•Honorary Professor

BMW AG (2014 to 2019)
•Executive Vice President Engineering of Motorcycles

MAN TRUCK AND BUS SE (now part of Volkswagen, 1990 to 2009)
•Board member
•Technical Director of the Engineering and Purchasing Department
•Various roles leading departments including those responsible for the development of alternative drive systems (batteries, various hybrids, natural gas, hydrogen in ICE and fuel cells)

OTHER ENGAGEMENTS AND RECOGNITIONS
•Awarded honorary professor at the Technical University of Munich for his lecture on "commercial vehicles" in 2006

EDUCATION
•Diploma and a Doctorate (Dr.-Ing, magna cum laude), Mechanical Engineering, Technical University of Munich

Age 64 Independent Director since April 2020 COMMITTEES and 2022 MEETINGS (From May 5, 2022 to March 6, 2023) •Board of Directors 6 of 6 •Audit Committee 5 of 5 •NCG Committee 3 of 3 •TPS Committee 3 of 3
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Munich, Germany	Honorary Professor and Managing Director of KVS Consulting; Executive Vice President, Engineering at BMW from April 2014 to July 2019
CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1)	2022 VOTING RESULTS
German	Common Shares – 58,287; DSUs – 65,000	For: 94.89% Withheld: 5.11%
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Section 2: Board of Directors | Nominees for Election to the Board

EILEEN WHEATMAN

REASON FOR NOMINATION
Our Board concluded Ms. Wheatman should serve as a director because of her considerable senior executive level management experience in a variety of industries including finance and telecommunications, as well as a broad background in business planning, finance, corporate strategy, and public accounting, audit and estate taxation.

CAREER HIGHLIGHTS
DOUGLAS TELECOMMUNICATIONS INC. (1996 to current)
•President (2017)
•Joined Douglas Telecommunications as controller and named Chief Financial Officer in 1999

OTHER ENGAGEMENTS AND RECOGNITIONS
•Director and Audit Committee member of KSR International Co., Tier 1 auto parts manufacturer (non-public)
•Director of Quantum Fuel Systems, LLC, an alternative fuel storage development company (non-public)
•Certified Public Accountant
•Wall Street Journal award for the highest GPA in Business Management in graduating class
•Pisenti and Brinker, CPAs (1987-1996); Senior Manager, Audit Department

EDUCATION
•Bachelor's degree, Business Management with emphasis in accounting from Humboldt State University supplemented with Masters' classes in Estate Taxation from San Francisco Golden Gate University

Age 64

Independent Director since April 2020

COMMITTEES and 2022 MEETINGS
(From May 5, 2022 to March 6, 2023)

•Board of Directors 6 of 6
•HRC Committee        3 of 3
•NCG Committee 3 of 3 (appointed on May 5, 2022)

RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Petaluma, CA, USA	President of Douglas Telecommunications since 2017; Corporate Director
CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1)	2022 VOTING RESULTS
United States of America	Common Shares – 53,494; DSUs – 32,500; RSUs – 32,500	For: 94.80% Withheld: 5.20%
We have a specific policy for our non-management directors of compensating such directors primarily with an annual retainer payment and equity-based compensation. See information in this Circular under the heading “Section 2: Director Compensation”. Additionally, non-employee directors are required to meet share ownership guidelines and hold equity in the Corporation of a minimum five times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period.(3) For further information see "Section 2: Share Ownership Requirements” of this Circular.
Notes:
1.The number of Common Shares and Units beneficially owned or controlled are provided as of March 6, 2023. The information as to these numbers, not being within the knowledge of Westport Fuel Systems, has been furnished by the respective nominees. The number of Common Shares held by directors varies in shareholding positions primarily due to purchase price or grant amounts at varying times and share prices.
2.Certain of such Units are subject to a time-based or performance-based restriction.
3.In April 2020, the Board approved a change to the share ownership requirements for non-employee directors, increasing it to five times their annual cash retainer from the prior requirement of three. As a result, the expected acquisition period has been reset to five years for all non-employee directors.
WESTPORT FUEL SYSTEMS INC. 2023 MANAGEMENT INFORMATION CIRCULAR | 18

Section 2: Board of Directors | Mandate and Charter of the Board of Directors
Mandate and Charter of the Board of Directors
Our Board of Directors is responsible for the shareholder stewardship of the Corporation and oversees the management of the organization's business and affairs in accordance with our By-Laws and applicable law. Together with the CEO, CFO and other executive officers (“Executive Management”), the Board of Directors is charged with pursuing the creation of long-term shareholder value.
Each director and executive officer, in exercising his or her powers and discharging his or her duties, is required by law to:
i.act honestly and in good faith with a view to the best interests of the Corporation; and
ii.exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.
Our Board of Directors conducts its business under the guidance of the Board of Directors Charter (the "Charter") a copy of which is attached as Schedule "A" to this Circular. The Charter is reviewed annually and updated as appropriate in accordance with new regulation and governance practices. The Charter also works in conjunction with the various charters of the committees of the Board of Directors and with the various position descriptions of Board members, the Board Chair, committee chairs and the CEO. All documents are on our website at investors.wfsinc.com/governance.
Our Board of Directors has several core responsibilities and oversight of specific areas including:
•corporate culture and purpose
•executive leadership and oversight
•corporate and stakeholder communications
•corporate governance
•long-term strategic planning
•annual operating plan and budget
•material financing activities
•material transactions, including acquisitions or divestitures
•risk assessment and internal controls processes
•technology and cybersecurity risk management
The Board will carry out these responsibilities and discharge its obligations either directly or through Board committees. Any responsibility not delegated to one or more of its committees remains with the Board of Directors.
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Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors
Structure and Composition of the Board and Election of Directors
The NCG Committee, with input from all directors, recommends the size of the Board of Directors. At the last annual meeting of shareholders, the Board of Directors consisted of nine directors. The NCG Committee also has the responsibility to determine the optimum mix of business skills, experience, and diversity of the members of the Board of Directors to effectively fulfill its mission.
The NCG Committee annually reviews the composition of the Board of Directors with consideration of our business strategy, all relevant facts and circumstances, individual director contributions, tenure, risk of over boarding and potential candidates for election as directors. The NCG Committee then recommends to the Board a slate of directors for election by Shareholders that brings a diversity of background and industry or related expertise and experience to the Board. Directors are individually nominated and elected annually at Westport Fuel Systems Annual General Meeting of Shareholders. There are no term limits for directors since the directors are subject to an election by Shareholders each year. If a nominated director fails to achieve a majority of votes for their appointment in an uncontested election that nominated director is required to submit his or her resignation to the Board Chair in accordance with Westport Fuel Systems Majority Voting Policy.
Board Leadership
The Board Chair sits at the intersection between the Board of Directors and Executive Management and, although the Board Chair is also a director and shares all the duties and responsibilities of any director, the Board Chair has several unique duties and responsibilities that include:
•presiding at all meetings of the Board of Directors and at Annual General Meetings of Shareholders, or delegate a substitute chair if necessary
•engaging with the chair of each committee to build strong and effective committees and, together with the NCG Committee, develops and oversees an effective annual performance review process to improve the performance of Board members and their committees
• leading special projects or taking on special assignments from the Board of Directors
•ensuring the Board of Directors operates independently from management and, for example, ensuring in camera sessions of the Board, excluding any directors who are also officers or employees, will be held at each meeting of the Board of Directors
The Board Chair is elected annually by the independent directors following the Annual General Meeting of Shareholders.
Board Independence and Effectiveness
Our business is conducted by Executive Management under the oversight of the Board of Directors. We believe an effective Board of Directors has a high degree of independence from management and, while a working culture of trust and collaboration must exist with Executive Management for us to succeed, the Board of Directors must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of the organization and its Shareholders. The Board of Directors have adopted the following organizational principles:
•The Board of Directors must have a majority of independent directors. Today, all directors except Mr. Johnson, who is our CEO, are considered independent within the meaning of National Instrument 58-101 - Corporate Governance Disclosure ("NI 58-101") and the listing rules of the NASDAQ and the TSX;
•The Chair of the Board of Directors, Mr. Hancock, is considered independent within the meaning of NI 58-101 and the listing rules of the NASDAQ and the TSX;
•The Board of Directors has formed four standing committees (“Standing Committees”) and delegated specific responsibilities to each Committee. Each Committee operates under a charter and has a chair (“Committee Chair”) responsible for leadership and overall operation of the Committee. The Standing Committees are the Audit Committee, the HRC Committee, the NCG Committee, and the Technology and Product Strategy Committee (the "TPS Committee");
•The Audit Chair, the NCG Chair and the HRC Chair positions are held by independent directors and all members of these Standing Committees are independent directors. The TPS Chair is held by an independent director, and at least three of the directors on the Committee must be independent. The TPS Committee may also include employee director members and non-director appointees as advisors to the Committee, as recommended by the TPS Committee Chair, in consultation with the Chair of the Board and the Chair of the NCG Committee, and approved by the Board;
•The Board frequently reviews the need for new committees and may establish new committees or disband current committees at its discretion according to evolving circumstances, legal and regulatory requirements, as well as best corporate governance practices;
•The Board may form special committees and delegate specific responsibilities to address extraordinary matters;
•At every Board and committee meeting, time is set aside for in camera discussion excluding any directors who are also officers or employees; and
•Where appropriate, executive sessions of only independent directors are held, with these sessions being overseen by the Board Chair
WESTPORT FUEL SYSTEMS INC. 2023 MANAGEMENT INFORMATION CIRCULAR | 20

Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors
Certain functions shall be the exclusive responsibility of independent directors, consulting closely with the Board Chair and CEO, who will then bring recommendations to the full Board of Directors for approval. These functions include:
•revising the Board of Director charter from time to time
•developing a position description for the Board Chair, the Chairs of each Committee, and the directors
•developing a position description for the CEO, as well as indicators to measure the CEO's performance
The Board, as well as each Standing Committee, may, in its discretion, and in consultation with the Board Chair, retain the services of independent outside professional advisors (financial, legal, compensation, other), at the expense of the Corporation, for the purpose of advising the Board or a Standing Committee in the execution of its responsibilities and duties.
Board of Directors Skills Matrix
Together with the Chair of the Board of Directors, the NCG Committee determines the expected skill set of new candidates by considering existing Board strengths and the needs of the organization. Directors must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which we operate. We maintain a critical skills matrix which identifies areas which are necessary for the Board to carry out its mandate effectively – now and in the future. The NCG Committee reviews the matrix annually to confirm it continues to reflect the most relevant skills, experience, and competencies. The skills matrix is also used in determining the appropriate mix of directors on each of the Standing Committees. The following table identifies the skills and experience of our directors as ranked on a scale of one to three by each nominated director and defined below.

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Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors

ACCOUNTING/ AUDIT/ FINANCIAL EXPERTISE Ability to critically read and analyze financial statements, knowledge of accounting and financial disclosure and reporting processes
CAPITAL MARKETS Work experience involving extensive exposure to public capital markets and institutional investors (including financing and funding activities)
C-SUITE LEADERSHIP Experience as a CEO or executive management position for a large publicly listed or large private organization
DIGITAL, TECHNOLOGY AND INFORMATION SECURITY Experience in digital technology tools and oversight of information security (including cybersecurity and privacy) and technology risk management programs
ENGINEERING EXPERIENCE Experience involving development and implementation of technology strategies including product development, technology/product portfolio management and R&D
GLOBAL EXPERIENCE Management or executive experience in a multi-national organization, understanding of the challenges faced in different cultural, political or regulatory environments
GOVERNANCE/BOARD Understanding the requirements of good corporate governance, dynamics and operations of a corporate board and the legal and regulatory landscape
MERGERS AND ACQUISITIONS Experience in mergers, acquisitions, integrations or other business combinations
MANUFACTURING EXPERIENCE Experience with direct operations, including operational optimization and direct responsibilities for workplace health, safety, environment
MARKETING/ SALES/ BRAND MANAGEMENT Management or executive experience involving the marketing, sales and branding of products
REGULATORY AND LEGAL Experience in regulatory, legal and public policy matters including government relations
RELEVANT INDUSTRY EXPERIENCE Management or executive experience or relevant education in the company's core industry for understanding of the company's markets, strategy, risk management and operations
RISK MANAGEMENT Knowledge of and experience with internal risk controls, risk assessments and reporting
STRATEGIC PLANNING AND EXECUTION Experience with identifying value creation opportunities and development and implementation of business growth and optimization strategies
SUSTAINABILITY/ ESG Experience with and responsibility for sustainable business practices, including environmental impacts and assessment and analysis of sustainability metrics
TALENT MANAGEMENT AND COMPENSATION Experience in leadership continuity, succession planning, diversity and inclusion, compensation programs and management of compensation-related risks

3 - Expert	2 - Proficient	1 - Competent
A person who has a comprehensive and authoritative knowledge of or skill in a particular area	Depth of understanding of discipline and area of practice; a thorough competence derived from training and practice	Having requisite or adequate ability

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Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors
Diversity
We have a diversity policy (the "Diversity Policy") which guides the identification and nomination of diverse directors and executive officers. The Board makes director nominee decisions based on merit and remains committed to selecting the best person to fulfil these roles. We recognize that diversity (including gender, as well as members of minority groups, geography, skills, and age) at both the Board and within all levels of management is important to provide the wide range of perspectives, experience and expertise required in building an effective team.
We also recognize that gender diversity is a significant aspect of this and acknowledge the significant role that women with appropriate and relevant skills can play in contributing to the diversity of the Board and Executive Management. The level of representation of women and other diverse candidates has been and will continue to be considered by the Board, the HRC Committee and the NCG Committee in the making of executive officer appointments and director nominations. The existing number of women and other diverse candidates on the Board and in Executive Management roles is a factor considered in assessing potential new director and executive officer candidates and active measures are being taken to ensure candidate pools are diverse. Our Board is committed to upholding a gender balanced board as turnover occurs, and consistent with this commitment, the Board is committed to having women represent at least 30% of our Board. This commitment is reflected in our Directors charter and our Diversity Policy. Currently, we have close to 45% representation of women on our Board (4 out of 9 Board members are women).
Our director nominees represent a well-rounded diversity of skills, knowledge, experience, and perspectives. All our nominees are seasoned leaders. We also have a mix of newer and longer-term directors among the nominees. The average tenure of our current director nominees is 3.9 years and director nominees range in age from 56 to 72.

Gender Diversity

44%
Women

Committee Chairs

75%
Women

Average Tenure

6
<4 Years
3
4-9 Years
3.0
Years

Nationality

4
Canada
2
Germany
3
USA
56%
Outside
Canada

Average Age

70's: 1
50's: 3
60's: 5
63.5
Years

Independence

1
Management
8
Independent
89%
Independent
Directors

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Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors
The following table provides a summary of the gender and demographic diversity of the Board and of the current nominee slate.

BOARD DIVERSITY MATRIX (as of March 6, 2023)
Country of Principle Executive Offices	Canada
US Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did not Disclose Gender
Part 1: Gender Identity
Directors	4	5	-	-
Part 2: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did not disclose demographic background	-
The Board and Executive Management continue to review and implement diversity practices to ensure we benefit from the broader range of perspectives and experience made possible by diversity of thought, background, and experience. For more information on diversity throughout the organization, please refer to our ESG Report available on our website at wfsinc.com/sustainability.

Position Descriptions
Position Description for the Board Chair and Committee Chairs
The Board of Directors has established a written description of the positions of the Board Chair and a general position description for the Standing Committee Chairs. A copy of each is posted and available on our website at investors.wfsinc.com/governance/.
Position Description for Chief Executive Officer
The Board of Directors has adopted a written position description for the CEO, a copy of which is posted and available on our website at investors.wfsinc.com/governance/.
Orientation & Continuing Education
Robust onboarding for new directors is critical, as well as ongoing comprehensive education and training for all Board members on key matters and to foster board effectiveness. In addition, all Board members are encouraged to participate in relevant external director education opportunities. The Board recognizes: (1) the importance of fostering an atmosphere of continuous enhancement, long-term value creation, and strengthening shareholder confidence; and (2) that institutional investors and regulators expect directors at public companies to continually enhance their skills and remain up to date of company and industry matters.
Director onboarding involves a combination of written materials, oral presentations, meetings with the Board and management and site visits where possible. Among the topics covered during onboarding are company purpose, history, strategy, financial condition, risks, safety and soundness, ethics, core values, and corporate governance. To help new directors learn more about our business and their oversight roles within the organization, the onboarding process includes meetings with business segments, control and support groups, and visits to facilities as appropriate. This allows directors to better step into their oversight roles and begin making meaningful contributions to the Board more quickly. In-house educational sessions facilitated by management are provided to all directors throughout the year with a focus on topics specific to our business and industry. All new directors must participate in the director orientation program which commences promptly after the appointment of a new director. In addition, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to the organization.
Directors also participate in continuous learning activities as part of our Continuing Education Program overseen by the NCG Committee. Continuing education covers a range of current topics including best practices in corporate governance, latest business and product information, cybersecurity, and data privacy matters, and ESG matters. Sessions are designed to maximize the knowledge and effectiveness of directors throughout their tenure and offer the opportunity to discuss in detail the changing risk environment, impacts on overall business strategy and achievement of our mission. In addition to continuing education topics addressed within a regular board meeting, at least two separate education sessions are scheduled within a year. During 2022 all directors attended the education sessions provided by the Corporation.

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Section 2: Board of Directors | Meetings of the Board

Meetings of the Board of Directors
Our Board of Directors meets as needed during the year and a quorum for Board meetings requires a majority of its members to be in attendance. At every meeting, time is set aside for independent directors to meet without management present to discuss any procedural or substantive issues. In 2022, the independent directors met six times. The Audit Committee charter requires the committee to meet at least four times per calendar year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion, and analysis (“MD&A”) and related filing. From May 5, 2022 to March 6, 2023, the Audit Committee met five times. The HRC Committee, NCG Committee, TPS Committee charters require each committee to meet at least twice annually. From May 5, 2022 to March 6, 2023, the HRC committee met six times, the NCG committee met three times and the TPS committee met three times. Detailed 2022 attendance by current directors is summarized in each director biography found in "Section 2: Nominees for Election to the Board."

Director Compensation
The compensation structure of the Board of Directors is designed to attract and retain exceptionally talented and experienced directors, leading to our long-term success. This requires our directors to be adequately and competitively compensated. The Board of Directors has determined that directors should be compensated in a form and amount which is customary for comparable corporations, considering time commitment, responsibility, and trends in director compensation. As part of its mandate, the HRC Committee considers the responsibilities and time commitment required to be an effective director, as well as the competitiveness of our program based on relevant market data and the advice of an external compensation consultant. The HRC Committee makes recommendations to the Board based on this data and advice regarding Director compensation.
Director Share Ownership Requirements
The Board encourages directors to obtain a meaningful share ownership interest in Westport Fuel Systems. In 2022 the Board approved an increase to the number of shares required to be held by non-employee directors. Under the share ownership guidelines applicable to all non-employee directors, each director must hold at least five times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period. Due to the increased requirement for share ownership, the five-year acquisition time period was reset for all non-employee directors.
Each of the directors complied with the guidelines regarding share ownership as of December 31, 2022, or is reasonably proceeding with compliance as of the applicable five-year anniversary of his or her initial election to the Board. For further details on director share ownership, please review the individual director biographies in “Section 2: Nominees for Election to the Board.”
Director Compensation Schedule
Fixed annual retainers are used to compensate directors rather than a fee per meeting. Non-management directors are paid a base annualized cash board retainer and equity compensation as reflected in the schedule below. Directors are also reimbursed for travel and other reasonable expenses incurred in connection with Board or committee meetings. Share-based awards can be elected in DSUs or RSUs at the discretion of the directors.

DIRECTOR COMPENSATION SCHEDULE
Annualized Cash Retainer
Board Chair	$65,000
Director	$50,000
Committee Chair Retainer
Audit Committee Chair	$20,000
HRC Committee Chair	$15,000
NCG Committee Chair	$15,000
TPS Committee Chair	$15,000
Committee Member Retainer
Audit Committee Member	$8,500
HRC Committee Member	$8,500
NCG Committee Member	$7,500
TPS Committee Member	$8,500
Equity Compensation
Board Chair grant value	$135,000
Director grant value	$65,000
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Section 2: Board of Directors | Director Compensation
2022 Director Compensation Summary
In early 2020 the HRC Committee engaged our independent compensation consultant, Hugessen Consulting (the “Hugessen”), to review director compensation. With the onset of the COVID-19 pandemic, the Committee deferred any implementation of findings and director pay was temporarily reduced for a portion of 2020 before returning to pre-pandemic levels later in the year. In 2021, the HRC Committee launched a refreshed director compensation review with Hugessen which resulted in an increase in the fees paid to the board chair by $30,000 (increase in $15,000 for cash retainer and $15,000 in equivalent value of equity awards). This more closely aligned Director Chair compensation to market practice and that of our peer group and aligned cash versus equity compensation ratios with other directors at large. No changes were made due to such review to non-chair director compensation levels.
The total aggregate compensation, including the date of grant value for all equity awards and all other compensation, earned by the directors during the financial year ended December 31, 2022 was $1,225,167.

DIRECTOR COMPENSATION
(Figures are in U.S. Dollars)	Fees Earned	Share-Based Awards(1)	All Other	Total
Daniel Hancock	$88,322	$135,000	—	$223,322
Michele Buchignani	$73,500	$65,000	—	$138,500
Brenda Eprile	$78,500	$65,000	—	$143,500
Rita Forst	$74,189	$65,000	—	$139,189
Anthony Guglielmin	$74,500	$65,000	—	$139,500
Karl-Viktor Schaller	$81,000	$65,000	—	$146,000
Phil Hodge	$52,239	$65,000	_	$117,239
Eileen Wheatman	$63,417	$65,000	—	$128,417
			Total	$1,175,667
1.This amount represents the accounting fair value determined at the time of grant.
Incentive Plan Awards
The following table and notes detail information concerning all share-based awards vested during the 2022 financial year and outstanding on December 31, 2022 for the following individuals who were directors during the year ended December 31, 2022, excluding Mr. Johnson who received no compensation for his service as a director.

DIRECTOR AWARDS: VESTED/EARNED VALUES
(Units or U.S. dollars)	Vested		Unvested
	Qty	Market Value ($)	Qty	Market Value ($)
Daniel Hancock			135,000	$135,000
Michele Buchignani			65,000	$65,000
Brenda Eprile			65,000	$65,000
Rita Forst			65,000	$65,000
Anthony Guglielmin			65,000	$65,000
Karl-Viktor Schaller			65,000	$65,000
Eileen Wheatman			65,000	$65,000
Phil Hodge			65,000	$65,000

Additional Disclosure Relating to the Directors
Other than as detailed below, no proposed director (in their personal capacity):
1.is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Westport Fuel Systems) that,
(a)was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (each, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
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Section 2: Board of Directors | Additional Disclosure Relating to the Directors
(b)was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;
2.is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including Westport Fuel Systems) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
3.has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; has entered into, at any time, a settlement agreement with a securities regulatory authority; or
4.has been subject to, at any time, any penalties or sanctions imposed by,
(a)a court relating to securities legislation or a securities regulatory authority, or
(b)a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
On February 9, 2017, Home Capital Group Inc. (“Home Capital”) received an enforcement notice from Staff of the Ontario Securities Commission (“OSC”) relating to its public disclosure in 2015. Ms. Eprile chaired the board of Home Capital Group, having joined as a director in May 2016. On April 19, 2017, the OSC issued a Statement of Allegations and Notice of Hearing against Home Capital. On June 14, 2017, Home Capital announced that it had reached two settlement agreements which together comprised a global settlement with the OSC and with respect to a proposed class action involving Home Capital. The settlements were subject to the approval of the OSC and the court. Ms. Eprile ceased to serve as a board member of Home Capital on May 16, 2018.
Other Directorships
Some Board of Directors members are also directors of other reporting issuers (or equivalent). Such other directorships are disclosed in the individual nominee biographies under "Section 2: Nominees for Election to the Board." The Board of Directors Charter limits directors to a maximum of four outside public company directorships. In addition, the Board has adopted a policy that no more than two of our directors may serve on the same public company board without the prior consent of the Board Chair. The NCG Committee reviews the number of boards on which our directors serve to ensure directorships align with the Charter mandate, to protect from any potential over boarding and to help ensure the Board does not exceed two board interlocks. As of March 6, 2023, no director served on another public company's board of directors together.
Indebtedness of Directors & Executive Officers
None of the director nominees, proposed directors, executive officers or employees, former directors, executive officers, or employees at any time during the Corporation's last completed financial year, nor any of the associates of such persons are or have been indebted to the Corporation or any of its subsidiaries at any time since the beginning of our most recent completed financial year. Furthermore, none of these persns were indebted to another entity where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as described below or elsewhere in this Circular, no informed person, any proposed person nominated for election as a director, nor any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recent financial year, nor in any proposed transaction which has materially affected or would materially affect Westport Fuel Systems or any of its subsidiaries.

Section 3: Corporate Governance
Our Commitment to Integrity, Corporate Governance and Sustainability
Effective corporate governance plays a significant role in protecting shareholder rights, helping to maximize shareholder value over time and assisting in the creation of a vibrant, dynamic, and successful corporation. Corporate governance includes our commitment to a culture of integrity and ethical and sustainable business practices.
Corporate Governance at a Glance
Presented in the table below are some highlights of the Westport Fuel Systems corporate governance practices. All the policies referenced in this section are available on our website at investors.wfsinc.com/governance/.
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Section 3: Corporate Governance | Statement of Corporate Governance Practices

Board Independence	•8 of our 9 current and continuing directors are independent
Independent Board Chair/Lead Independent Director
•Daniel Hancock currently serves as our independent Board Chair
•Our independent directors meet in regularly scheduled sessions without the presence of management
•Shareholders can communicate with the independent directors through the Board Chair

Board Composition
•The Board has fixed the current number of directors at nine
•Our Board regularly assesses its performance and can adjust the number of directors according to need or as the opportunity arises to enhance the overall mix of skills and experience represented on our Board
•Our Board has a diverse mix of skills, experience, and background; see "Section 2: Nominees to the Board"

Majority Voting/Director Resignation Policy
•Our Majority Voting Policy provides that any nominee for director in an uncontested election who receives a greater number of votes “withheld” than votes “for” his or her election must promptly tender his or her resignation to the Board for the Board’s consideration

Independent Board Committees
•We have four Board Standing Committees: Audit; Human Resources and Compensation; Nominating and Corporate Governance and Technology and Product Strategy
•All Board committees are composed entirely of independent directors, and each has a written charter that is reviewed and reassessed annually by the NCG Committee and posted on our website

Strategic Planning Oversight
•Our Board and Executive Management dedicate at least one Board meeting per year to strategic planning
•Strategic, financial, and capital plans are developed by the Executive Management team and reviewed by the Board for resource allocation and risk appetite before approval

Risk Oversight
•Our full Board is responsible for risk oversight and has designated committees to have particular oversight of certain key risks
•Our Board oversees management as it fulfills its responsibilities for the assessment and mitigation of risks and for taking appropriate actions

Succession Planning
•Our Board actively monitors our management succession plans and receives regular updates on human capital management matters
•At least annually, the Board reviews senior management succession and development plans
•Our Board periodically evaluates Board succession processes to ensure directors with strong and diverse experiences can be attracted and selected for future Board seats

Self-Evaluations	•We have established an annual evaluation process for the Board, each Board Standing Committee, and each Board member which is overseen by the NCG Committee
Director and NEO Share Ownership Requirements
•Share ownership guidelines applicable to each non-employee director require a minimum holding of five times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period
•Executives are required to own Common Shares or Units with a value equivalent to:
– CEO: three times base salary
– Other Named Executive Officers: one times base salary

Continuous, Timely Disclosures
•Our Board has adopted a disclosure policy ("Disclosure Policy") that requires fair, accurate and timely disclosure of material information regarding Westport Fuel Systems and its business, and has established a disclosure committee ("Disclosure Committee") of management and legal counsel to ensure compliance with the policy
•Our Board encourages management to consult with legal and financial advisors to confirm the Corporation is in compliance with securities legislation in Canada and the United States regarding material information about public companies and receives reports in this regard
•The Board is cognizant of Westport Fuel Systems' timely disclosure obligations and, either directly or through committees, reviews all "core" disclosure documents, such as financial statements, MD&A, certain press releases (principally those relating to financial results, MD&A, Annual Information Forms, and other core disclosure documents), and ESG Reports prior to distribution

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Section 3: Corporate Governance | Statement of Corporate Governance Practices

Insider Trading and Clawback Policies
•The Board has established a written Insider Trading Policy (the "Insider Trading Policy") and an Anti-Hedging ("Anti-Hedging Policy") and Clawback Policy (the "Clawback Policy"), which outline the trading obligations of Board members, officers and employees and prohibit engagement in hedging against future declines in the market value of the Corporation's shares
•The Insider Trading Policy establishes procedures relating to the disclosure of material non-public information, the disclosure of corporate information, and the filing of insider reports in accordance with securities law; insider trading training is a critical component of our annual ethics and code of conduct education for all employees

Material Transactions
•Our Board has the expectation that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management
•The Board must comply with the conflict-of-interest provisions of the ABCA and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, matters in which they have a material interest)
•Our Board takes appropriate actions to ensure its directors exercise independent judgment in considering transactions and agreements with respect to whether a director or executive officer has a material interest

Ethics and Commitment to Integrity
•Our Code of Conduct, with annual certification by all directors, officers and employees, is disclosed on our website at https://wfsinc.com/about/commitment-to-integrity/
•We have an active ethics and compliance program led by our Compliance Officer, which includes regular employee ethics training, Code of Conduct training and certifications by employees

Environmental, Social and Governance
•The Board is undertaking oversight functions in this area with input from its Standing Committees on matters that fall within their specific responsibilities and expertise
•The Audit, Human Resources and Compensation, and the Nominating and Corporate Governance Committees review and assess ESG-related issues specific to their committee responsibility

Corporate Guidelines for Business Conduct
Demonstrating our commitment to the values of integrity, respect, and perseverance is key to the success of our Board of Directors, Executive Management, and all employees. We count on every employee and every member of our global network to build business relationships and make decisions in a way that honors our values. We adhere to complex and ever-changing laws, regulations, and requirements that impact our markets, our product offerings, and our compliance efforts. As part of its responsibility for the stewardship of Westport Fuel Systems, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport Fuel Systems to carry out its business in line with high business and moral standards and applicable legal and financial requirements.
Our Code of Conduct (the “Code”) reflects our commitment to a culture of honesty, integrity and accountability and outlines the guidelines for the conduct expected from directors, officers, employees, contractors, agents, and consultants who act on behalf of Westport Fuel Systems in any business dealings. A copy of our Code can be found on our website at wfsinc.com/about/commitment-to-integrity/.
Only the Audit Committee can amend or grant waivers from the provisions of the Code relating to our directors and executive officers.

Compliance and Ethics Training
All directors, officers and employees are provided with a copy of our Code of Conduct each year and must certify their understanding of and compliance with the Code. In addition, all directors, officers, and employees much complete interactive online ethics training addressing subjects within the Code. This course is part of our broader compliance program led by our Compliance Officer and is administered by a third party. Topics include, but are not limited to:
•Discrimination
•Financial Integrity
•Gifts, Entertainment and Hospitality
•Information Security
•Insider Trading
•Working with Third Parties
•Anti-Corruption
We have established a written global policy called the Anti-Corruption and Prevention of Bribery Principles Policy that sets out our commitment to full compliance with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), the U.S. Foreign Corrupt Practices Act (“FCPA”), and any local anti-bribery or anti-corruption laws that may be applicable in any jurisdiction in which we operate. This policy supplements the Code and provides guidelines for compliance with the CFPOA, FCPA, and other relevant laws world-wide along with definitions of bribery and corruption. Directors, officers, employees, and contractors must complete online training as part of our compliance certification requirements.
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Section 3: Corporate Governance | Code of Conduct and Ethics
A written whistleblower policy (the “Whistleblower Policy”) has been established which outlines our commitment to open communication and transparency. This Whistleblower Policy establishes standards and procedures that allow employees to report concerns or complaints about corporate conduct with the assurance they will be protected from retaliation, reprisals, or victimization for all such reporting.
Anyone conducting business with or on behalf of Westport Fuel Systems is encouraged to communicate concerns before they become problems. Concerns relating to any matter which, in the view of the person expressing the concern or complaint, is illegal, unethical, contrary to our Code or policies, or in some other manner not right or proper can be reported confidentially and anonymously through Westport Fuel Systems ethics hotline via westport.ethicspoint.com, email to the ethics hotline alert email address, or anonymously through our intranet. Alternatively, concerns may be directed to the Board Chair or the Audit Committee Chair.
The Board's Role in Risk Oversight
Our Board and its Standing Committees play a key role in oversight of our risk culture, setting the “tone at the top” and holding management accountable for its maintenance of high ethical standards and effective policies and practices to protect our reputation, assets, and business. In performing its oversight function, the Board and its Standing Committees maintain regular, active, and open communication and discussions with Executive Management. This is accomplished in several ways by:
•prioritizing the importance of specific qualifications for each individual Board member, and the overall Board and Standing Committee leadership structures and composition, as described earlier in this Circular;
•overseeing management's identification, measure, monitoring, and control of our material risks, including compliance risk and conduct risk;
•requesting and receiving briefings from Executive Management on matters relating to risk identification and assessment of principle risks; and
•overseeing our incentive plan design and governance processes to provide an appropriate balance of risk and compensation outcomes.

Board
Accountability to stakeholders for organizational oversight
Roles: integrity, leadership, transparency
Audit Committee	Human Resources & Compensation Committee	Nominating & Corporate Governance Committee	Technology & Product Strategy Committee
•Oversees identification and assessment of principal risks that impact the financial reporting of the Corporation

•Works with Executive Management to identify, monitor and address material financial and accounting risks to our business

•Oversees legal and regulatory compliance pertaining to financial reporting and promotion of legal and ethical conduct
•Reviews and assesses the adequacy of the reporting systems and related internal controls relating to ESG matters

•Ensures appropriate mitigation of compensation and talent risk, through review and approval of our compensation policies and practices. This includes:

•Compensation risk management policies

•Design and oversight of executive compensation program with objectives of attracting, retaining, motivating skilled and experienced executive leadership while appropriately balancing incentives and risk
•Oversight of diversity and inclusion policies and any risk-related issues

•Monitors risks with respect to the effectiveness of the Board and considers aspects such as director succession and Board composition

•Oversees the principal policies that guide our overall corporate governance
•Reviews and assesses corporate governance issues and policies including ESG-related matters

•Monitors risks and opportunities with respect to current and evolving technologies, competition, regulation and other industry trends which may affect our technology and product strategies

•Makes recommendations to the Board for how to approach mitigation of risk or capture identified opportunities

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Section 3: Corporate Governance | Strategy Oversight and Enterprise Risk Management
For more details see "Section 4: Compensation Risk Management Practice".

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Section 3: Corporate Governance | Strategy Oversight and Enterprise Risk Management
Strategic Planning Oversight
The Board and Executive Management dedicate at least one Board meeting per year to strategic planning. During the strategic planning meeting the Board considers emerging trends, the competitive environment, risk management issues including cybersecurity and corporate social responsibility initiatives, and any other significant business issues and product portfolio adjustments that are important as it reviews and determines the Corporation's strategic direction. Strategic, financial, and capital plans are developed by Executive Management and reviewed by the Board for resource allocation and risk appetite before approval.
During the year, the Board monitors the progress in fulfilling our strategic and operating plans and receives regular updates from the CEO and other members of the Executive Management team on strategic developments and performance against the strategic plan.
In June 2021, the Board of Directors established the TPS Committee as a new Standing Committee to assist the Board in its oversight responsibilities of the technology and product planning strategy and activities which inform and support the overall business strategy. This Committee has been delegated the principal responsibilities of: (a) monitoring industry and global trends which may impact our technology, product, and overall business strategies; (b) overseeing investment in technology and research and development; and (c) assessing our technology strategies, intellectual property, and product portfolios and how they may impact our overall business strategy. This Standing Committee is an important addition to the existing committees and strengthens Board oversight of strategic decisions related to technology and product investments.

Cybersecurity and Information Security Risk Oversight
In keeping with the Corporation's cyber resilience efforts, the Corporation's Information Technology ("IT") function formed a management task force representing a variety of relevant organizational functions. Their mandate included defining the Corporation's cyber resilience framework, identifying and measuring risks, building the business continuity strategy and tactics, disaster recovery plans, capturing key business information security risks beyond IT and reporting any incidents. The head of IT provides regular updates to the Audit Committee with analysis, mitigation strategies and incident reporting being reported to the Board. In 2022 the task force continued its cybersecurity awareness initiative with a quarterly online training program designed to develop awareness of threats and how to recognize them. Working in concert with a new information security partner, the task force began rolling out a full global security operations center with breach detection, prevention, event management and reporting. As part of the organization’s technology disaster recovery initiative, in 2022 the task force completed testing the effectiveness of mission critical systems disaster recovery plans.
The Board receives prompt and timely information from management on any cybersecurity or information security incident that may pose significant risk to our organization and continues to receive regular reports on the incident until its conclusion. In 2022 there were no reported incidents of information or cyber breaches. Also, our Board receives management reports on key developments and incidents across our industry and specific information about peers and vendors.
Cybersecurity governance highlights:
•Cross-functional approach to addressing cybersecurity risk with legal and internal audit group members presenting on key topics
•Global presence with employees and 24/7 cyber threat communications
•Collaborative approach, working with a wide range of key stakeholders to manage risk, and share and respond to intelligence
Environmental and Social Sustainability Oversight
At Westport Fuel Systems, we aspire to create a world where climate change is mitigated, and global air quality contributes to a healthy society making ESG part of the fabric of our business. Assessing environmental and social practices and understanding the potential impact of ESG issues on our operations and business is a critical oversight activity for the Board. The Board undertakes its oversight functions in this area with input from its Standing Committees on matters that fall within their responsibilities and expertise.
As we grow, we are strengthening our ESG governance practices and management processes, advancing our stakeholder engagement practices, and taking steps to engage our customers and supply chain. 2022 marked the second year since the launch of the company’s ESG Steering Committee, which is led by our CEO and includes our CFO, executive vice presidents, and vice-presidents from across our businesses, regions, and functions. The 10-member committee oversees ESG management, approves core programs and targets, and works to integrate ESG into the company’s goals and processes. The ESG Steering Committee oversees Westport Fuel Systems’ ESG Strategy, aligned with our business strategy and informed by external research, materiality assessment outcomes, and ongoing internal and external stakeholder engagement. It focuses our efforts on four key areas across our value chain of climate action, safe, diverse, and inclusive culture, responsible sourcing, and our continued commitment to integrity.

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Section 3: Corporate Governance | Strategy Oversight and Enterprise Risk Management
ESG Reporting
We published our most recent ESG report in August 2022. The ESG report provides three years of environmental and social data across our global operations providing a valuable tool for investors and stakeholders to review specific material ESG topics, opportunities, and performance. Our most recent ESG report can be found on our website at wfsinc.com/sustainability/.
Board of Director Committees
Committees Purpose & Responsibility
Our Board of Directors have established four Standing Committees including the Audit Committee, the HRC Committee, the NCG Committee and the TPS Committee. All board members have access to all committee reports and materials and are welcome to attend any Standing Committee meetings. Only directors who are members of the Standing Committee receive remuneration for such attendance.
Quorum for Standing Committee meetings requires a majority of the committee members to be in attendance. The Audit Committee quorum is two members, and one must be the Audit Committee Chair. The quorum for the HRC, NCG and TPS Committees is a majority of committee members, and one must be the Committee Chair. From time to time, the Board of Directors may establish ad hoc committees with specific purposes. Detailed information about the Board’s Standing Committees, including the committee members and a brief review of each committee’s responsibilities is discussed below.

Changes to Composition of Standing Committees
The Board of Directors, on the advice of the NCG Committee, considers the periodic rotation of the membership of each Standing Committee and, from time to time as the Board of Directors sees fit, rotates chair leadership of the Committees.
On May 5, 2022, Mr. Phil Hodge was appointed to the Audit Committee, Ms. Rita Forst stepped down from the Audit Committee and replaced Mr. Dan Hancock as Chair of the HRC Committee, Mr. Dan Hancock stepped down from the NCG Committee and Ms. Eileen Wheatman was appointed to the NCG Committee.

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Section 3: Corporate Governance | Board of Directors Committees
Standing Committee Descriptions and Membership

AUDIT COMMITTEE
FY2022 Meetings (From May 5, 2022 to March 6, 2023): 5
KEY RESPONSIBILITIES

The principal functions of the Audit Committee are to:
•select, approve the compensation, and assess the independence of our independent registered public accounting firm;
•review and approve management’s plan for engaging the independent registered public accounting firm during the year to perform non-audit services and consider what effect these services will have on the independence of our independent registered public accounting firm
•review our annual financial statements and other financial reports which require review and/or approval by the Board
•oversee the integrity of our financial statements and our systems of disclosure and internal controls over financial reporting and our compliance with legal and regulatory requirements
•review the scope of audit plans of our independent registered public accounting firm and the results of its audit
•evaluate the performance of our independent registered public accounting firm
•review our quarterly earnings releases
•review all related-party transactions for potential conflicts of interest and approve all such transactions
•review and evaluate our risk management plans, including information technology security and data privacy compliance
•oversee compliance with our Code of Ethics for the chief executive officer and senior financial officers; compliance with corporate securities trading policies; compliance with legal and regulatory requirements applicable to our financial statements; and financial risk exposures

MEMBERS
•Brenda Eprile, Chair
•Anthony Guglielmin
•Philip Hodge
•Karl-Viktor Schaller

CHARTER
The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on our website at investors.wfsinc.com/governance/

QUALIFICATIONS
Each member of the Audit Committee is required to possess a basic level of “financial literacy” and at least one member should qualify as an “audit committee financial expert” (as defined by Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. All members of the Audit Committee are independent and financially literate.

FURTHER INFORMATION
Additional information relating to the Audit Committee required to be disclosed pursuant to Form 52-110F1 - Audit Committee Information Required in an AIF can be found under the heading “Audit Committee Matters” in the Annual Information Form of the Corporation.

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Section 3: Corporate Governance | Board of Directors Committees

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
FY2022 Meetings (From May 5, 2022 to March 6, 2023): 3
KEY RESPONSIBILITIES

The principal functions of the NCG Committee are to:

•oversee the composition of the Board of Directors to assure that the appropriate knowledge, skills, and experience are represented including succession planning
•oversee corporate governance to ensure effective functioning of the Board
•discuss with the Board of Directors standards to be applied in making determinations as to the independence of directors
•review the effectiveness of the Board of Directors, including but not limited to, considering the size and desired skills of the Board of Directors and the performance of individual directors, as well as the collective
•performance of the Board of Directors
•review and approve related party transactions
•oversee the onboarding and continuing education for directors
•oversee shareholder engagement

MEMBERS
•Michele Buchignani, Chair
•Eileen Wheatman
•Anthony Guglielmin
•Karl-Viktor Schaller

CHARTER
The Board of Directors has adopted a written charter for the NCG Committee, a copy of which is available on our website at investors.wfsinc.com/governance

QUALIFICATIONS All members of the NCG Committee are independent.
FURTHER INFORMATION
The NCG Committee, in conjunction with the Standing Committee Chairs, completes an annual review of the Charters of the Board and Standing Committees and makes recommendations to the Board for discussion and final approval.

HUMAN RESOURCES AND COMPENSATION COMMITTEE
FY2022 Meetings (From May 5, 2022 to March 6, 2023): 3
KEY RESPONSIBILITIES

The principal functions of the HRC Committee are to:

•review and approve corporate goals and objectives tied to the compensation of our Chief Executive Officer
•evaluate the performance of our Chief Executive Officer specific to our corporate goals and objectives and determine his compensation
•review and approve the compensation of our other senior officers
•review and establish our overall compensation philosophy policy
•retain and approve the compensation of compensation advisor(s)
•review and approve our policies and procedures for equity-based incentive awards
•review and make recommendations to the Board concerning our director compensation
•approve the report required by the rules of the SEC and Canadian Securities Administrators to be included in our annual management information circular
•oversee our human capital management, including diversity, equity and inclusion initiatives

MEMBERS
•Rita Forst, Chair
•Michele Buchignani
•Brenda Eprile
•Dan Hancock
•Eileen Wheatman

CHARTER
The HRC Committee operates under a Board approved charter that spells out the HRC Committee’s major duties and responsibilities. This charter is available on our website at investors.wfsinc.com/governance/

QUALIFICATIONS All members of the HRC Committee are independent.
FURTHER INFORMATION For information relating to executive compensation, see “Section: Executive Compensation Discussion and Analysis”

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Section 3: Corporate Governance | Board of Directors Committees

TECHNOLOGY AND PRODUCT STRATEGY COMMITTEE
FY2022 Meetings (From May 5, 2022 to March 6, 2023):3
KEY RESPONSIBILITIES

The Board has delegated to the TPS Committee the principal responsibilities to assist the Board in fulfilling its oversight responsibilities with respect to WFS’s technology and product planning activities in order to inform and support WFS’s overall business strategy, including:
•reviewing and monitoring specific industry and other trends that could have a significant impact on WFS’s technology, product and overall business strategies
•assisting the Board in overseeing WFS’s investment in technology and research and development initiatives and providing guidance to WFS’s management
•assessing the scope and quality of WFS’s technology strategies, intellectual property and product portfolio and reporting to the Board on how such matters impact the development and implementation of WFS’s overall business strategy

MEMBERS
•Karl-Viktor Schaller, Chair
•Daniel Hancock
•Rita Forst
•Anthony Guglielmin

CHARTER
The Board of Directors has adopted a written charter for the TPS Committee, a copy of which is available on our website at investors.wfsinc.com/governance/

QUALIFICATIONS Comprised of at least three independent directors and may include employee Director members and non-Director appointees as advisors to the Committee.
FURTHER INFORMATION For information relating to executive compensation, see “Section: Executive Compensation Discussion and Analysis”.

Section 4: Compensation of Executive Officers
Named Executive Officers
The following discussion relates to the compensation program for Westport Fuel Systems' CEO, the CFO and the next three most highly compensated executive officers in 2022 (collectively "NEOs").

David M. Johnson	Bill Larkin	Nicola Cosciani	Lance Follett	Tim Smith
Chief Executive Officer	Chief Financial Officer Effective December 1, 2022	Executive Vice President Global Operations	Chief Legal Officer and Executive Vice President	Executive Vice President and Chief of Staff

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Section 4: Compensation of Executive Officers | Compensation Governance
Executive Summary
Executive Compensation Philosophy
Our compensation philosophy is to pay for performance over the long-term, as well as on an annual basis. Our performance considerations include both financial and non-financial measures—including the way results are achieved—for the Corporation, line of business, and the individual. The “Compensation Governance” section below presents the range of performance and governance considerations the HRC Committee considers as inputs into compensation decisions. These factors are evaluated each year and have remained consistent over time as part of a balanced and disciplined approach to the compensation decision process. Within that framework, key company, and segment performance considerations for 2022 and the “Individual performance highlights”, are the key considerations for the performance for each of our NEOs. These considerations reinforce and promote responsible growth and maintain alignment with our executive compensation philosophy. Our executive compensation program provides a mix of salary, incentives, and benefits paid overtime to align executive officer and shareholder interests. Our HRC Committee is responsible for approving our compensation strategy and philosophy and the compensation programs applicable to our named executive officers.
2022 Year End Financial Performance
Revenues of $305.7 million for the year ended December 31, 2022 were lower by 2%, compared to $312.4 million in the prior year.
We reported a net loss of $32.7 million for the year ended December 31, 2022 compared to net income of $13.7 million for the prior year. This change was primarily the result of:

•decreases in our FY2022 gross margin of $12.0 million compared to FY2021 due to translating our consolidated financial statements to USD resulting in lower revenue, and reduction in our gross margin percentage from the impact of increasing material, manufacturing and labor costs because of global inflation;
•loss of equity income from the termination and sale of the Cummins Westport Inc. ("CWI") joint venture resulting in a $33.0 million reduction in FY2022 compared to FY2021, which was partially offset by a gain of $19.1 million recognized for the sale of our interest in the CWI joint venture including the monetization of the related intellectual property;
•recognition of $5.9 million bargain purchase gain related to the acquisition of the fuel storage business acquired in 2021 which did not reoccur in 2022;
•increases in sales and marketing expenditures due to increased central marketing communication to introduce the future HPDI H2 technology to the markets;
•foreign exchange loss of $6.4 million compared to a foreign exchange gain of $2.0 million in the prior year, which is related to the revaluation of U.S. dollar denominated debt in our Canadian legal entities and, is offset by the revaluation of our U.S. dollar cash and accounts receivable; and
•income tax expense of $1.4 million compared to an income tax recovery of $8.1 million recognized for COVID-19 tax relief ruling from the Government of Italy in the prior year.

Cash and cash equivalents were $86.2 million as of December 31, 2022. Cash used in operating activities during the year was $31.6 million, due to operating losses of $32.7 million, and net cash used in working capital of $1.1 million. Investing activities included the purchase of fixed and intangible assets of $14.5 million and net proceeds from the sale of our interest in CWI. Financing activities were attributed to net debt repayments of $22.5 million in the year.

We reported adjusted EBITDA loss of $27.8 million, (see "Non-GAAP Measures" section in the MD&A) during the year ended December 31, 2022, compared to adjusted EBITDA of $17.5 million in the prior year.
CEO awarded and realized pay
We started 2022 with typical target awards of long-term incentives and awarded the CEO compensation of 494,865 share units reflecting approximately the median of the committee approved compensation peer group.
Based on the 2022 financial performance, we fell short of the corporate performance metric thresholds except for our revenue metric. As such the financial metrics contributed 20.4% out of a possible 75% to the CEO’s short-term incentive payout resulting in a CEO bonus of $305,000 or 50% of target.
Unfortunately, during the year, our stock price declined 66 percent. The 2020 – 2022 relative Total Shareholder Return (r-TSR) was in the bottom quartile. Of the PSUs award in 2019, 16.5% vested in 2021 when the 50-day VWAP was above $3.42USD and met our vesting goals, but, in 2022 due to the low share price, 83.5% of the PSUs were returned to the treasury reserve. These outcomes demonstrate the alignment of pay to performance for our incentive plan.

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Section 4: Compensation of Executive Officers | Compensation Governance
Compensation Governance
The HRC Committee is responsible for administering our executive compensation program which, among other things, includes:
•Determining the compensation for our Executive Management, including base salary, short- and long-term incentive opportunities, performance benchmarking and market analysis
•Reviewing, approving and administering our executive compensation plans, including our equity plans
•Establishing performance objectives under our short- and long-term incentive plans
•Determining the attainment of performance objectives and the resulting awards pursuant to our short-term incentive plan ("STIP") and long-term incentive plan ("LTIP")
•Evaluating CEO performance and the performance and capabilities of Executive Management, based on input from the CEO
•Evaluating executive officer compensation practices to ensure they remain equitable and competitive
•Reviewing succession planning for executive officer positions including the CEO
•Reviewing and approving the mandate and terms of the Compensation Consultant
•Approving employee benefit plans
To provide support and assistance to the governance and oversight of our compensation process, the HRC Committee retains Hugessen Consulting (“Hugessen”) as an independent compensation advisor to provide executive and director compensation consulting services. Hugessen is selected and retained by and reports to the HRC Committee and participates in certain HRC Committee meetings where executive compensation matters are discussed. As part of its engagement, Hugessen provides the following services:
•reviews market data and participates in the design of executive compensation programs to help the HRC Committee evaluate the linkage between pay and performance, including selection of peer group companies and market data analysis;
•informs the HRC Committee on market trends, as well as regulatory issues and developments and how they may impact the Corporation's executive compensation programs; and
•reviews and advises the HRC Committee regarding director compensation, including market trends, as well as regulatory issues and developments regarding director compensation.
Proposals from management are reviewed for feedback by Hugessen. Additionally, the HRC Committee and Hugessen will meet without management present to make final decisions or recommendations to the Board. This supports responsible oversight of executive compensation. Recommendations made by the HRC Committee are based on multiple sources including advice received from our Compensation Consultant.
Services provided by Hugessen in 2022 were related to executive and director compensation. No other services were performed by Hugessen and no other fees were paid in 2022. The table below summarizes the fees paid in relation to executive and director compensation consulting services for the past two financial years. Any additional consulting services required by the Compensation Consultant outside of those relating to executive compensation must be pre-approved by the HRC Committee before proceeding.

COMPENSATION CONSULTANT SERVICES PERFORMED
Hugessen Consulting Inc.	12/31/2022	12/31/2021
Executive and Director compensation-related fees	$ 169,189	$ 141,508
All other related fees	—	—
Total	$ 169,189	$ 141,508

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Section 4: Compensation Of Executive Officers | Executive Compensation and Shareholder Interests
Executive Compensation and Shareholder Interests
Westport Fuel Systems maintains its commitment to building long-term shareholder value by using a balanced performance measurement framework aligned with our key performance metrics and ensuring adherence to general governance best practices. The following table outlines some of the best practices the HRC Committee employs in implementing the compensation program:

What We Do	What We Don't Do
•Provide a meaningful part of pay which is "at risk" and contingent upon corporate and individual performance
•Ensure the pay opportunity is capped
•Retain external experts who report directly to the HRC Committee
•Benchmark pay levels and mix to other organizations of comparable size in the same industry and geographic areas
•Ensure the majority of executive long-term compensation vests based on performance
•Ensure the short-term incentive award criteria is well defined, aligned to business strategy and reflects pay for performance
•Mitigate risk by having Anti-Hedging and Clawback policies in place
•Include a “double trigger” in executive employment agreements so that severance payments are due upon a change of control only if employment is also effectively terminated
•Align executive interests with Shareholders’ by having equity ownership guidelines
•Provide Shareholders an opportunity to have their say on executive pay decisions through an annual advisory vote

•No offering or repricing of stock options
•No offering of tax gross ups
•No pledging of our Common Shares as collateral for a loan or holding our Common Shares in margin accounts
•No hedging or "short sales" of our shares
•No defined benefit retirement plan or supplemental executive retirement plan
•No excessive executive perquisites
•No issuance of severance above common-law entitlements; instead, efforts are made to keep severance entitlements in line with industry best practice

Compensation Risk Management
Promoting appropriately incented behaviors is an essential part of the compensation setting process. The HRC Committee believes measured risk is necessary for continued growth and innovation, but that risks should be encouraged within parameters that are appropriate for the long-term health and sustainability of the business. Performance relative to incentive targets is regularly reviewed and the HRC Committee is updated periodically to effectively monitor performance and manage inherent risk.
The HRC Committee believes annual STIP bonus plans and LTIP awards granted to Executive Management should tie to business performance goals, including revenue, adjusted EBIT, Operating Cash Flow, and strategic performance objectives. These metrics encourage an ownership mindset in overall business performance, and are subject to a maximum payout cap.
We have implemented a Clawback Policy to ensure that incentive compensation is paid based on accurate financial data. Executives may be required to forfeit or pay back any excess bonus amounts, or equity-based compensation should the Corporation’s financial statements be restated because of material non-compliance with any financial reporting requirements under applicable securities laws (other than a restatement due to a change in financial accounting rules).
We have also adopted an Anti-Hedging Policy which prohibits officers, directors, and employees from engaging in hedging against future decreases in the market value of our securities of the Corporation through the purchase of financial instruments designed to hedge or offset such risk.
Additionally, Westport Fuel Systems, as a foreign private issuer, is subject to certain U.S. legislation, including provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act provides that in the event an issuer is required to prepare an accounting restatement as a result of the material non-compliance of the issuer with any financial reporting requirement, the chief executive officer and the chief financial officer of the issuer will be required to reimburse the issuer for certain elements of such executive's compensation. In Westport Fuel Systems’ case, the elements include annual bonus and PSUs issued under our omnibus incentive plan (the "Omnibus Plan"). Westport Fuel Systems abides by these laws.
Share Ownership Requirements
Non-employee directors and executive officers are required to meet share ownership guidelines and hold equity in the Corporation to align their interests with those of our shareholders:
•Our non-employee directors are required to hold a minimum of five times their annual cash retainer in Common Shares or Units
•Each of our Executive Management, except for the CEO, is required to hold a minimum of one time his or her annual base salary in Common Shares or Units
•The CEO is required to hold a minimum of three times his or her annual base salary in Common Shares or Units
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Section 4: Compensation Of Executive Officers | Executive Compensation
•Non-employee directors have five years from the later of April 2020 or the date the director joined the Board, as applicable, to accumulate the minimum threshold required under the share ownership guidelines. NEOs (including the CEO) have five years from the date they are appointed an executive officer to accumulate the minimum threshold required under the share ownership guidelines. For NEOs, the ownership threshold is based on the individual's annual base salary of the preceding financial year
The value of the Common Shares or Units owned by each non-employee director and NEO for the purposes of achieving the share ownership guidelines is the greater of: (i) the acquisition cost of any Common Shares and grant price of any Units; and (ii) the market value of the Common Shares at the time of the determination. As of March 6, 2023, all current NEOs complied with Westport Fuel Systems' share ownership guidelines. The below table summarizes each NEO's holdings:

CURRENT NEO SHARE OWNERSHIP AND MINIMUM REQUIREMENT
Name	Common Shares	Share Units	Total Value of Equity(1)	Share Ownership Requirement(2)	Years Remaining
David Johnson	707,486	357,903	$2,261,870	$1,830,000	Achieved
Bill Larkin			$0	$400,000	In Progress
Nicola Cosciani	11,268	43,425	$113,059	$231,814	In Progress
Lance Follett	138,656	55,054	$623,047	$284,456	Achieved
Tim Smith	35,055	36,857	$137,102	$290,000	In Progress
Notes:
1.The value of the Common Shares or Units owned by each non-employee director and NEO for the purposes of achieving the share ownership guidelines is the greater of: (i) the acquisition cost of any Common Shares and grant price of any Units; and (ii) the market value of the Common Shares at the time of the determination. In determining each executive’s compliance with the share ownership guidelines in the table above, Westport included the value of Common Shares, Restricted Share Units, and 50% of the value of Performance Share Units assuming a target level of performance (1.0x multiplier). As of March 6, 2023, the CEO and Mr. Follett are the only NEOs to have reached the Westport Fuel Systems' share ownership guidelines.
2.Shareholding requirements are calculated for the CEO as three times base salary and for the remaining NEOs at one times base salary.
Compensation Discussion and Analysis
Our executive compensation program is designed to retain, attract, motivate, and reward our executives who advance our strategic, financial and operational objectives and thereby enhance shareholder value. The HRC Committee believes the executive compensation program’s underlying philosophy and related policies maintain a robust pay-for-performance alignment which factors in the median levels of both local market and peer compensation data to balance pay mix and level targets of its executives and employees.
Within our global operations, Westport Fuel Systems compensation program is based on the following philosophy:
•Pay for performance - salary, bonus and equity awards are linked to both corporate performance and achievement of goals against an individual’s area of responsibility
•Long term incentives - balanced retention and performance-based equity compensation aligned with shareholder value creation
•Competitive total compensation - factors in the median levels of both a defined comparator group of peers' compensation and local market data to balance pay mix and level targets for executives and employees across the geographies in which we operate
Determination of Compensation
As part of the compensation setting process, the HRC Committee establishes the compensation philosophy and evaluates the design and merits of executive compensation programs through comprehensive reviews to ensure the executive compensation and benefit programs align with shareholders' best interests, while considering any risks associated with our compensation policies and practices. The HRC Committee's recommendations are reached primarily by comparison of the remuneration paid by us with the remuneration paid by other comparable public companies to Westport Fuel Systems or companies of similar business lines, geography and complexity of operations and following consultation with Hugessen.
The HRC Committee considers a range of factors in making executive compensation decisions, including but not limited to an individual’s performance, benchmarking data, compensation risk considerations (succession and retention), long-term strategic objectives, prior equity-based compensation awards, feedback from Shareholders and other stakeholders and general information relating to executive compensation trends and developments. A key component in such decisions is benchmark analyses conducted by Hugessen, which assists in determining whether our executive compensation program is both reasonable in relation to competitive pay levels and appropriate in supporting business objectives that encourage a positive performance-based culture. Our current philosophy is to target pay at the median of the Comparator Group (defined below) recognizing that pay is often correlated with company size.
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Section 4: Compensation of Executive Officers | Compensation Discussion and Analysis
Consistent with prior years, the HRC Committee examines in detail the compensation paid by similar companies that satisfy our selection criteria (the "Comparator Group"). The Comparator Group is comprised of publicly listed companies to give a realistic view of market competitive compensation and was refined in 2021 to reflect current peers. The table below outlines the 20 companies which currently form the Comparator Group and includes 12 U.S., 5 European, and 3 Canadian based companies:

Ag Growth International Inc.	Motorcar Parts of America, Inc.	Standard Motor Products, Inc.
Ballard Power Systems Inc.	paragon GmbH & Co. KGaA	Stoneridge, Inc.
CECO Environmental Corp.	Plug Power Inc.	The Gorman-Rupp Company
Clean Energy Fuels Corp.	Progress-Werk Oberkirch AG	Twin Disc, Incorporated
Commercial Vehicle Group, Inc.	Ricardo plc	Wajax Corporation
Landi Renzo S.p.A.	SHW AG	XPEL, Inc.
Lydall, Inc.	The Shyft Group Inc.
The HRC Committee believes this Comparator Group offers a reasonable benchmarking of compensation and is the primary data source used by Westport Fuel Systems to determine design (structure and metrics), pay mix, position of base salary, and performance-based incentive programs for executive compensation. For determining CEO compensation, only the Comparator Group is used. Additional local regional benchmarks are considered when determining other executive position compensation.
For more information on the LTIP, please see section "Section 4: Elements of our Executive Compensation Program: Long-Term Incentive Plan."
Executive Compensation At Risk
A significant portion of executive pay is "at risk” meaning that it is not a guaranteed payment, and that payment varies with performance. To align with our pay for performance philosophy, a substantial percentage of the executives' total compensation is comprised of short-term and long-term incentives which link directly to corporate performance and to our absolute and relative total shareholder return ("TSR"). The principles described earlier were used to determine base salaries and total direct compensation, and to set the at-risk targets under the short and long-term incentive programs. The following table shows the targeted mix of compensation components and demonstrates the proportion of “at risk” pay for the CEO, CFO and other NEOs relative to total compensation.

TARGETED MIX OF COMPENSATION COMPONENTS
	Program Element	CEO		CFO		NEO
Fixed	Base Salary	27%		40%		50% - 58%
At-Risk	Short-Term Incentive	27%	73%	30%	60%	21% - 25%	42% - 50%
	Long-Term Incentive	46%		30%		21% - 25%
For summary of actual compensation for financial year 2022, see the following section "Executive Compensation Figures and Tables."

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Section 4: Compensation of Executive Officers | Elements of our Executive Compensation Program
Elements of Our Executive Compensation Program

Element			Objective	Performance Period	Form
Total Direct Compensation
Fixed	Short- Term	Base Salary	Market competitive compensation for skills and experience aligned with responsibilities to attract and retain key top talent.	1 Year	Cash
At Risk		Short-term Incentive	Motivate and reward achievement of financial, operating and strategic goals during the annual operating cycle.	1 Year	Cash
	Long- Term	Long-term Incentive –RSUs or Phantom Shares	Support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation.	Vest 1/3 per year over a three-year period	Share Units
		–PSUs		Vest at the end of defined points within a three-year period subject to achievement of performance criteria
Total Indirect Compensation
Health Benefits Regional Long-term Savings Plans			Retain key employees by providing market competitive health, wellness, and retirement benefits, and limited perquisites.	1 Year	n/a

Base Salary
Base salary guidelines and salary adjustments for executive officers are designed to recognize market compensation trends, acknowledge competencies and skills of individuals, and match the expected market value of senior executives based on executive experience and qualifications. We typically target median base salary levels of our Comparator Group and factor in local market adjustments for base salary where applicable. Executive officer base salaries remain fixed throughout the year unless a promotion, change in responsibilities, or special circumstances occur.
Short-Term Incentives
The STIP is the primary method for motivating business and individual performance during the financial year and is intended to link pay and performance by providing cash compensation if targeted results are achieved, up to a capped amount of base salary. For 2022, 75% of the value of the bonus was tied to financial targets including revenue growth, adjusted EBIT and Operating Cash Flow. These metrics were selected to align management focus on both our growth and the path to sustainable profitability. The balance, weighted at 25%, was linked to strategic target achievement within the annual operating cycle, designed to award specific achievements which contribute to shareholder value creation over time.
The CEO's performance metrics are approved by the HRC Committee for each annual financial period. The corporate performance metrics for NEOs are set by the CEO and reviewed by the HRC Committee before being recommended to the Board of Directors. Payouts are made after the HRC Committee reviews and approves the calculations of performance against the goals for the year and only after the Audit Committee approves audited fiscal year financial statements.
Long-Term Incentives
The long-term incentives ("LTIs") are established to support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation. LTIs comprise a significant "at-risk" element of total compensation for Executive Management and the design and magnitude of long-term incentives are guided by several factors, including:
•the design must be aligned with shareholder value creation
•the design should be supportive of the Corporation's business goals and strategic plan
•the design must be retentive
The HRC Committee analyses market data, Comparator Group data and assesses recommendations from its Compensation Consultant and information provided by management in determining LTI program design, metrics and targets. A subset of the Comparator Group ("Subset Comparator Group") comprised of selected North American based companies within the
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Section 4: Compensation of Executive Officers | Elements of our Executive Compensation Program
Comparator Group that are listed on a U.S. based stock exchange was also established to support the LTIP which uses a relative Total Shareholder Return (“rTSR") metric to determine performance against which to measure PSU payouts. The Subset Comparator Group is the group used to measure the LTIP rTSR performance. The table below outlines the companies included in the Subset Comparator Group:

Ballard Power Systems	The Gorman-Rupp Co.	The Shyft Group, Inc.
CECO Environmental	Lydall Inc.	Standard Motor Products
Clean Energy Fuels Corp.	Motorcar Parts of America, Inc.	Stoneridge, Inc.
Commercial Vehicle Group, Inc.	Plug Power Inc.	Twin Disc, Inc.
XPEL, Inc.	Shiloh Industries
CEO recommendations on LTIs are limited to Executive Management and key employees (other than himself). The HRC Committee then approves the grants of LTI awards for the NEOs, other executives, and other key employees. CEO LTI awards are determined by the HRC Committee, with consultation from the Board Chair.
In 2010, Shareholders approved our current Omnibus Plan. The Omnibus Plan was re-approved by Shareholders for an extended term in 2020 and is designed to allow flexibility to the Board of Directors to issue equity-based incentives to align compensation with shareholder interests over the long-term and offer the ability to retain and attract the best talent globally.
Although the Omnibus Plan allows for the use of Options, virtually all grants made over the life of the Omnibus Plan have taken the form of Units which will ultimately convert into Common Shares of the Corporation following vesting. On a limited basis RPS’s have been granted where the recipient receives cash compensation instead of Common Shares of the Corporation on vesting and to address differing taxation requirements across the various jurisdictions in which we operate.
Long-Term Incentive Plan
In 2019 the HRC Committee approved the adoption of an LTIP that consists of a combination of: (i) time restricted awards in the form of RSUs or Restricted Phantom Shares (RPSs) that ratably vest over three years; and (ii) performance-based awards in the form of PSUs that are linked to shareholder value creation, subject to a performance-based payout scale and fully at-risk with the potential for zero payout. RPSs are awarded to non-executive employees in operating regions outside North America to simplify the conversion process.
In 2022, the program was primarily designed to grant awards on an annual basis that are weighted 70% performance-based awards and 30% as time restricted awards for senior management, ensuring most of the awards are pay-for-performance and aligning reward with shareholder value creation.
The HRC Committee believes that a three-year ratable vesting for RSUs, RPS’s and a three-year cliff vesting and performance period for PSUs are appropriate length of time to support retention, motivate executive performance, align with shareholder interest, and are consistent with common market practice and taxation principles. Performance awards only vest and entitle the holder to Common Shares or a cash payout if minimum thresholds are achieved. If the performance metrics are not attained in the three-year performance period, the PSU award will expire and be returned to the pool of awards available for grant under the Omnibus Plan for future grants.
In 2020, the HRC Committee adjusted the LTIP grant timing to the first quarter, and determined to use the 20-day volume weighted average price as of December 31st going forward as a best estimate of the market price on the date of grant for the annual grant of LTIP awards.

The following table summarizes the LTI factors and metrics that are used to provide grants under the LTIP:

	Performance Share Units	Restricted Share Units
LTI mix	70%	30%
Grant frequency	Annual	Annual
Grant methodology	Award value divided by 20-day VWAP at time of grant	Award value divided by 20-day VWAP at time of grant
Term	3 years	3 years
Vesting	3-year cliff 100%	3-year ratable 33%/33%/33%
Payout	Shares	Shares for RSUs or Cash for RPSs

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Section 4: Compensation of Executive Officers | Elements of our Executive Compensation Program
The PSU performance metrics consist of both relative and absolute total shareholder return, as summarized in the table below:

PSU Metric	Weight	Threshold(3)		`		Maximum
		Performance	Multiplier(2)	Performance	Multiplier(2)	Performance	Multiplier(2)
Relative TSR	50%	25th Percentile	50%	50th Percentile	100%	75th Percentile	150%
Absolute TSR CAGR(1)	50%	8%	50%	14%	100%	20%	150%
NOTES:
1.CAGR is the "Compound Annual Growth Rate" calculated over the three-year performance period.
2.Multiplier expressed as a % of target PSU award.
3.Performance below threshold results in a 0% payout.
Other Benefits
In addition to the executive compensation program described above, our executives participate in Corporation-wide employee benefit programs within their region of employment, such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance and the matching of regional long-term savings plans. These programs vary by region of operation and are offered to all employees employed within the region of operation. We offer an additional voluntary participation executive health and wellness benefit to our executives on a cost sharing basis. We do not offer a defined benefit pension plan to its executives. In addition, we offer only limited benefit and perquisites, and current offerings to our NEOs are consistent with market practice.
Payments Upon Termination
In the event of termination of employment without cause, such as may be the case in the event of a change of control, certain Westport Fuel Systems NEOs are entitled to an amount of compensation as outlined in the "Employment Agreements - Termination and Change in Control" section of this Circular.
2022 Executive Compensation
Base Salary Adjustments
In 2022, the NEOs received an increase in base salary, based on benchmarked data.
Short-Term Incentives
CORPORATE PERFORMANCE
Revenues for the year ended December 31, 2022 decreased 2%, to $305.7 million compared to $312.4 million in 2021, primarily driven by the weakening of the Euro against the U.S. dollar when translating the financial statements into U.S. dollars. Adjusted EBITDA loss of $28.7 million compared to adjusted EBITDA of $17.5 million in 2021.
The HRC Committee has evaluated these results and in line with our pay for performance compensation philosophy, the HRC Committee has approved a quantitative performance rating of 20.4% for the financial and operating measures of the STIP for 2022.
The key qualitative targets for the CEO's 2022 STIP were reviewed by the Board and with this context, the Board awarded the CEO a performance rating of 29.6% for strategic initiatives. This resulted in an overall CEO performance score of 50.0% for a total STIP payout of $305,000 for 2022.
For more information on the financial performance during 2022, see the Corporation's MD&A and financial statements, filed on SEDAR www.sedar.com and available on our website.
CEO SHORT-TERM INCENTIVE ACHIEVEMENT
As per the CEO's employment agreement, the short-term incentive ("STI") component of the CEO's compensation has a target of 100% of base salary, with potential payout between 0% and 150% of base salary depending on performance against predefined corporate and individual performance targets. The table below summarizes the original metrics and weighting for the CEO and the actual achievement in 2022 based on the factors listed above under "Corporate Performance.”
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Section 4: Compensation of Executive Officers | 2022 Executive Compensation

CEO SHORT-TERM INCENTIVE METRICS – 2022
Consolidated Metrics		Weight	Achievement
Quantitative	Revenue	25%	20.4%
	Adjusted EBIT Operating Cash Flow	25% 25%	0% 0%
Qualitative(1)	Strategic Initiatives	25%	29.6%

Overall Weighted Achievement		100%	50.0%
		Target Bonus ($)	Achieved Bonus ($)
CEO Short Term Incentive Bonus		$610,000	$305,000
1.Evaluation of the qualitative metric is based on Board discretion at the recommendation of the HRC Committee after assessing the advancement of initiatives related to strategy, operational effectiveness, people, external leadership and relationships .
Other Named Executive Officer STI
Targeted bonuses for the NEOs, other than the CEO, range from 35% to 75% of base salary, with a potential payout between 0% and 150% of target bonus depending on performance against predefined corporate and individual performance targets. Depending on the NEO’s area of responsibility, metrics were established and weighted in alignment with the STI design principles noted above.
The consolidated and business unit financial performance metrics associated with the NEO's STI were based on the 2022 Annual Operating Plans approved by the Board of Directors in March 2022.
Payout amounts for each NEO are listed in full in the "Executive Compensation Figures & Tables" section.
2019 - 2022 Long-Term Incentive Awards
Under the LTIP, the Corporation awarded RSUs, RPS’s and PSUs for the three-year retention and performance period of 2019 - 2022 in December 2019. A portion of such PSUs which were awarded were scheduled to vest following December 31, 2021 based on the total shareholder return achieved during the July 1, 2021 and December 31, 2021 measurement period, utilizing the trailing 50-day volume weighted average share price of Westport Fuel Systems shares on the NASDAQ. Based on the achievement of the required vesting conditions, 33% of the PSUs that had been awarded with vesting criteria tied to absolute total shareholder return vested (16.5% of all PSUs) and were ultimately settled. The remaining 83.5% of the PSUs which were awarded with vesting criteria to be measured during this measurement period did not ultimately meet the required vesting conditions, expired and were returned to the equity reserve under the Omnibus Plan.
Payout amounts for each NEO are listed in full in the table "Value Vested or Earned During the Year" in the "Other Plan Awards" section below.

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Section 4: Compensation of Executive Officers | Share Performance Graph
Share Performance Graph
The Common Shares have been listed and posted for trading on the TSX under the trading symbol "WPRT" since November 10, 2016 (and under the trading symbol “WPT” prior hereto), and the NASDAQ under the trading symbol "WPRT" since August 18, 2008. The following graph and table compare cumulative total shareholder return from an investment of C$100 in Common Shares of the Corporation made on December 31, 2017, with the cumulative total return of the S&P/TSX Composite Total Return Index over the same period, assuming reinvestment of dividends.

Cumulative Total Return on $100 Invested in Common Shares on December 31, 2017

Westport Fuel Systems Common Stock
S&P/TSX Composite Total Return Index
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00

	31-Dec-17	31-Dec-18	31-Dec-19	31-Dec-20	31-Dec-21	31-Dec-22
Westport Fuel Systems Common Stock	$100.00	$38.00	$65.00	$143.00	$64.00	$22.00
S&P/TSX Composite Total Return Index	$100.00	$88.00	$105.00	$108.00	$131.00	$120.00

Sources: S&P, TMX

Executive Compensation Figures and Tables
Based on the 2022 STIP results and the Share Unit awards received under the LTIP during fiscal year 2022, the sum of all NEO's actual fixed compensation was $1,846,854 or 53.48% of total direct compensation and actual at-risk pay was $1,606,460 or 46.52%.
Financial Year 2022 Summary Compensation Table
The following tables and notes thereto set out information concerning the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to our NEOs in financial years 2020, 2021 and 2022. The Corporation does not have a pension plan; therefore, the pension contribution for the NEOs is nil. The aggregate cash compensation (salary and non-equity inventive plan) earned by all NEOs during the financial year ended December 31, 2022 was $2,361,600).

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Section 4: Compensation of Executive Officers | Executive Compensation Figures and Tables

NEO SUMMARY COMPENSATION
(Figures are in U.S. Dollars)	Year	Salary(1)	Share-based awards(2)(3)	Non-equity incentive plan(4)	All Other(5)	Total
David Johnson CEO	2022	$610,000	$806,630	$305,000	$54,850	$1,776,480
	2021	$535,000	$1,656,760	$315,650	$54,100	$2,561,510
	2020	$481,500	-	$398,040	$66,200	$945,740
Richard Orazietti CFO (former)	2022	$330,880	$291,693	$50,625	$10,167	$683,365
	2021	$320,000	$623,420	$116,512	$10,000	$1,069,932
	2020	$268,632	-	$143,191	-	$411,823
Bill Larkin CFO	2022	$100,000	$0	$34,050	$0	$134,050
Nicola Cosciani EVP Global Operations	2022	$231,814	$97,233	$35,236	$146,752	$511,035
	2021	$236,280	$204,960	$37,805	$155,214	$634,259
	2020	$172,184	$21,887	$60,027	$104,289	$358,387
	2022	$284,160	$108,899	$53,904	$10,698	$457,661
Lance Follett CLO and EVP	2021	$240,000	$256,200	$76,090	$11,132	$583,422
	2020	$206,250	-	$75,094	$2,579	$283,923
Tim Smith EVP & Chief of Staff	2022	$290,000	$78,952	$35,931	$14,500	$419,383
	2021	$280,000	$196,420	$45,080	$14,500	$536,000
	2020	-	-	-	-	-
1.Annual base salaries for the current NEOs as at December 31, 2022 were $610,000, $400,000, €220,000, C$370,000, and $290,000 for Mr. Johnson, Mr. Larkin, Mr. Cosciani, Mr. Follett, and Mr. Smith respectively. The table above translates the Canadian and Euro dollar salaries into US dollars at the average exchange rate during the year.
2.Values of the RSUs and PSUs are determined by multiplying the number of RSUs and PSUs awarded by the NASDAQ exchange closing price of the Common Shares on the date of the award. These RSUs and PSUs typically vest over three years and the PSUs vest based on achieving performance criteria within a three-year performance period. The actual compensation earned by the NEO may ultimately be more or less than the amount indicated in this table based on whether or not the vesting criteria associated with such RSUs and PSUs are ultimately achieved. Historically, less than 100% of the issued share based awards have vested.
4.This represents Westport Fuel Systems short-term incentive awards. The amounts were accrued in the year reported but paid to the NEOs in the year subsequent. For details on non-equity incentive plan values paid during the fiscal year, see table titled "NEO Incentive Plan Awards: Value Vested/Earned".
5.The column entitled "All Other Compensation" includes Westport Fuel Systems contributions to each NEO's long-term savings plan, where applicable. These are voluntary participation programs where the employer matches employee contributions up to a maximum of 5% of base salary per pay period. In addition, it includes additional bonuses and allowances (such as housing and vehicle).
Other Plan Awards
During the year ended December 31, 2022, a mix of RSUs and deferred share entry (“DSUs”), as elected individually by them, were granted for Board of Director compensation (see section "Director Compensation") and RSUs were issued to certain employees of the Corporation (including grants made to NEOs) for retention purposes. Excluding director compensation, 1,956,098 PSUs, RSUs and RPS’s were issued during the year ended December 31, 2022. The value of the PSUs, RSUs, and RPSs are based on the fair market value on the date of the grant.
Outstanding Share-Based Awards as of December 31, 2022
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Section 4: Compensation of Executive Officers | Executive Compensation Figures and Tables

NEO INCENTIVE PLAN: SHARE-BASED AWARDS
(Figures are in U.S. Dollars)	Not Vested		Vested Not Paid Out or Distributed
	Qty(1)	Market/Payout Value ($)(2)	Qty	Market/Payout Value ($)(2)
David Johnson	698,989	$538,222	—	—
Bill Larkin	—	—	—	—
Richard Orazietti	34,172	$26,312	—	—
Nicola Cosciani	84,016	$64,692	—	—
Lance Follett	97,623	$75,170	—	—
Tim Smith	69,376	$53,420	—	—
1.Represents the number of Units or Common Share awards that may vest based on either time or performance criteria. For PSUs where the measurement date and criteria has been determined, the actual conversion ratio has been used. Where it has not been determined, an estimate has been made.
2.This is a notional amount that is calculated by multiplying the number of Units by the closing price of the Common Shares underlying the Units on the NASDAQ as at December 31, 2022 ($0.77). Such amounts may not represent the actual value of the Units that ultimately vest, as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting.
Value Vested or Earned During the Year

NEO INCENTIVE PLAN AWARDS: VALUE VESTED/EARNED
(Figures are in U.S. Dollars)	During the Year
	Share-based Awards: Value Vested(1)	Non-equity Incentive Plan Compensation: Value Earned	Total Value Vested and Earned
David Johnson	$220,198	$315,650	$535,848
Bill Larkin	-	-	-
Richard Orazietti	$126,352	$116,512	$242,864
Nicola Cosciani	$19,283	$37,805	$57,088
Lance Follett	$29,155	$76,090	$105,245
Tim Smith	$9,520	$45,080	$54,600
1.This value was determined by multiplying the vesting price of the underlying Common Shares on the vesting date by the number of vested Units.
Omnibus Incentive Plan
In accordance with the rules of the TSX, the lower table below sets forth the annual burn rate, calculated in accordance with s. 613(d) of the TSX Company Manual, of each of our security based compensation arrangements for the three most recently completed financial years. A copy of the Omnibus Plan has been filed on SEDAR at www.sedar.com.

COMPENSATION PLANS USING COMMON SHARES
	Securities to be issued(1)	Weighted-average exercise price(2)	Securities remaining for future issuance
Omnibus Plan	2,909,376	—	4,582,438

ANNUAL BURN RATE(3)
	2022 Burn Rate	2021 Burn Rate	2020 Burn Rate
Omnibus Plan	0.30%	0.20%	0.38%
1.
Securities to be issued value includes 131,552 RPSs granted however these will be settled in cash and not in Common Shares. Once settled in cash the 131,552 RPSs will return to securities remaining for future issuance.
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Section 4: Compensation of Executive Officers | Termination and Change in Control
2.The awards in the Omnibus Plan are RSUs and PSUs and do not require the holder to pay a strike price.
3.Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year.
In early 2023, the Committee considered the 2023 long term incentive award. The available reserve includes the PSUs issued in 2019 that were returned to the equity reserve under the Omnibus Plan. However, the decline in the stock price during 2022 limits the current value of equity available. With that context, the Committee took steps to balance the need for competitive long-term incentive awards for all LTIP participants with the remaining fixed equity pool.
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Section 4: Compensation of Executive Officers | Employment Agreements
Employment Agreements: Termination and Change in Control
Each NEO has signed an employment agreement which includes standard industry terms and conditions, such as intellectual property and confidentiality provisions. Pursuant to the terms of these agreements, in the event of termination of employment by Westport Fuel Systems without cause, each NEO may be entitled to an amount comprised of salary and benefits, an annual bonus, an immediate vesting of all unvested Options and Units previously granted to the NEO, and compensation for a non-compete period as further described below.
In the event of termination of any eligible recipient's employment with Westport Fuel Systems without cause, all PSUs granted under the Omnibus Plan for which the measurement period had been completed would immediately vest and the awards would have the period set out in the award grant, and pursuant to the terms of the Omnibus Plan, in which to exercise any such vested but not yet exercised Units.
Westport Fuel Systems has a change in control policy ("Change in Control Policy") intended to provide eligible executives of the Corporation with reasonable continuing financial security in their employment and position with the Corporation, without distraction from uncertainties or risks regarding their employment created by the possibility of a change in control of the Corporation. The Change in Control Policy applies to all permanent full-time officers, executive vice presidents, and senior vice presidents of the Corporation and certain affiliated entities as well as to certain other officers or executives who are designated by the CEO and ratified by the HRC Committee and entitles such participants to certain payments and benefits in the event the participant's employment is terminated as a result of a "Qualifying Termination" relating to a change of control, as defined in the policy. "Qualifying Termination" for this purpose is defined in the policy to mean either: (a) receipt by a participant of notice of termination of the participant's employment without cause (regardless of the effective date of such termination); or (b) the resignation of the participant's employment as a result of constructive dismissal, in each case during the period commencing on the change in control and ending on the date which is eighteen (18) months after the change in control. The Change in Control Policy generally provides that, in the event of a Qualifying Termination, the executive will be entitled to a cash payment in an amount equal to twice the aggregate sum of: (a) that executive's annual base salary plus the executive's target annual bonus amount; and (b) an amount equal to the annualized cost of the Corporation-sponsored medical, dental, vision insurance and executive medical and health care benefits in effect for the executive as at the termination date at a cost equal to 200% of the Corporation's premium rate for such benefits, together with any accrued but unpaid salary as at the termination date. Pursuant to the Change in Control Policy, all unvested equity awards held by the terminated executive will also be deemed to be vested as at the date of the Qualifying Termination, with any such awards that are subject to any performance targets being subject to a good faith determination as to whether or not the performance target has been met by the HRC Committee and the related payout amount. To the extent that an executive is entitled to benefits under both the Change in Control Policy and the terms of their existing employment agreement, such executive may elect to receive payments and/or benefits under such employment agreement in lieu of the payments or benefits so provided by the Change in Control Policy.
Mr. Johnson entered into his original employment agreement effective January 14, 2019, with a term which ended on December 31, 2021. The Board of Directors and Mr. Johnson have entered into a new open-ended employment agreement which was executed effective January 1, 2022. (the “New Agreement”). Under the New Agreement, upon termination Mr. Johnson is entitled to 1.25 times the aggregate sum of base salary plus target annual performance incentive, plus an additional one twelfth of the aggregate sum of base salary plus target annual performance incentive for every year of company service completed by Mr. Johnson to a maximum of 1.5 times the aggregate sum of base annual salary plus target annual performance incentive. In addition, under the New Agreement, on termination, Mr. Johnson is entitled to twenty-one months of the Company’s cost of benefits coverage plus an additional month’s cost of benefits coverage for every year of company service completed by Mr. Johnson to a maximum of twenty-four months’ cost of benefits coverage.
Mr. Larkin entered into an employment agreement on September 26, 2022. Under the terms of this agreement, in case of termination without cause Mr. Larkin is entitled to: (a) during the first 3 months of employment, a lump sum severance equal to 3 months' base salary; (b) after the first 3 months and up to the first anniversary, a lump sum severance equal to 6 months' base salary, plus 6 months' cost of benefits coverage; and (c) after the first anniversary date, a lump sum severance equal to 12 months’ base salary, plus 12 months’ cost of benefits coverage and a partial incentive bonus calculated on a pro rata basis for months worked within the fiscal year in which termination occurs.
Mr. Smith entered into a three-year fixed term employment agreement starting on November 16, 2020 and ending on December 31, 2023. Under the terms of his agreement, in case of termination without cause, Mr. Smith is entitled to a lump sum payment equal to; the salary payable during the remaining number of months between the termination date and the end date, provided that such amount does not exceed a total of twelve months base salary, and to continued cost of benefit coverage for a similar period, provided that the remaining months between the termination date and the end date does not exceed a total of twelve months cost of benefit coverage.
Mr. Cosciani and Mr. Follett do not have any termination provisions within their employment agreements.
None of the NEOs have specific change in control provisions in their agreements, however they are covered under Westport Fuel Systems Change in Control Policy (described above).
The following tables set forth, for each NEO, the amount such person would have been contractually entitled to receive on the termination of their employment without cause on December 31, 2022, and the amount such person would have been contractually entitled to receive if a change in control triggered the termination event on December 31, 2022, as per such person's employment agreement or Westport Fuel Systems Change in Control Policy.

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Section 4: Compensation of Executive Officers | Employment Agreements

TERMINATION OF EMPLOYMENT WITHOUT CAUSE
All figures are in U.S Dollars	Severance	Bonus	Value of Unvested Awards(1)	Total(2)
David Johnson	$1,652,083	$—	$—	$1,652,083
Bill Larkin	$100,000	$—	$—	$100,000
Nicola Cosciani	$—	$—	$—	$—
Lance Follett	$—	$—	$—	$—
Tim Smith	$290,000	$—	$—	$290,000

TERMINATION OF EMPLOYMENT FOLLOWING CHANGE IN CONTROL
All figures are in U.S Dollars	Severance	Bonus	Value of Unvested Equity Awards(1)	Total(2)
David Johnson	$1,220,000	$1,220,000	$538,222	$2,978,222
Bill Larkin	$800,000	$600,000	$0	$1,400,000
Nicola Cosciani	$463,628	$231,814	$64,692	$760,134
Lance Follett	$568,320	$284,160	$75,170	$927,650
Tim Smith	$580,000	$290,000	$53,420	$923,420
1.The value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the NASDAQ as at December 31, 2022 ($0.77).
2.Total compensation due upon termination of employment does not include the sum of benefits
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Section 5: Additional Information
Section 5: Additional Information
Except as otherwise specified herein, the information set forth in this Circular is provided as of March 6, 2023. Additional information relating to Westport Fuel Systems is available on our website at www.wfsinc.com and on SEDAR at www.sedar.com. The information relating to Westport Fuel Systems at www.wfsinc.com is not incorporated by reference herein. Financial information of Westport Fuel Systems is provided in the comparative financial statements and MD&A of Westport Fuel Systems for the most recently completed financial year. Copies of the financial statements and MD&A of Westport Fuel Systems may be obtained from Investor Relations, Westport Fuel Systems at 101 - 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 or by facsimile at: +1-604-718-2001.
DATED effective the 6th of March, 2023.

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Section 6: Schedules & Attachments
Schedule “A”: Board of Directors' Charter
REVIEWED AND ACCEPTED BY THE BOARD OF DIRECTORS ON MARCH 11, 2022
1.0PURPOSE OF THE CHARTER
This Charter has been adopted by the Board of Directors (the "Board") of Westport Fuel Systems Inc. ("WFS") to assist the Board in the exercise of its duties and responsibilities. This Charter, together with the Charters of the Board's committees, key position descriptions, major policies, and codes and guidelines adopted by the Board, and WFS’s By-Laws and Articles, collectively comprise WFS's overall corporate governance framework.
2.0BOARD MISSION AND RESPONSIBILITIES
The Board is responsible for the overall stewardship of WFS and is charged with overseeing the management of the business and affairs of WFS pursuant to its By-Laws and applicable law and, together with Executive Management, pursuing the creation of long-term shareholder value. The Board serves as the ultimate decision-making body of WFS, except for those matters reserved to or shared with the shareholders.
The Board will carry out these responsibilities and discharge its obligations either directly or through committees of the Board. Any responsibility not delegated to one or more of its committees remains with the Board.
3.0DEFINITIONS
Where used in this Charter, the following terms have the following meanings:
"Executive Management" means the CEO, the CFO and other executive officers of WFS.
"External Auditor" means the independent, registered, external audit firm nominated for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for WFS.
"Independent Director" means a Director who meets the independence standards specified under Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators and Rule 5605(a)(2) of the NASDAQ Stock Market Listing Rules. In short, a Director will not be independent if he or she has any direct or indirect “material relationship” with WFS or any of its subsidiaries (other than his or her relationship as a Director).
4.0COMPOSITION OF THE BOARD
The Board will consist of a minimum of five and a maximum of ten members (each, a "Director"), with the actual number decided by the Board from time to time consistent with the needs of WFS in order to effectively perform the duties of the Board. At least the majority of the Board will consist of Independent Directors.
Directors are elected at the annual meeting of shareholders and serve a one-year term. The Independent Directors will elect the Board Chair ("Board Chair") from among the Independent Directors serving on the Board annually at the first meeting of the Directors after the annual meeting of shareholders.
As at the date hereof, the Board has formed four standing committees (the "Committees") and delegated specific responsibilities to each Committee. Those Committees are: Audit, Human Resources and Compensation ("HRC"), Nominating and Corporate Governance ("NCG"), and Technical and Product Strategy Committee ("TPS"). Each Committee operates under its own Charter (a copy of which is available on WFS’s website), and has a chairperson ("Committee Chair") responsible for leadership and overall operation of their respective Committee. There is an independent position description for the role of Committee Chair (a copy of which is also available on WFS’s website).
All members of these Committees will be Independent Directors, and the Independent Directors will select the respective Committee Chairs, for an annual term starting at the first meeting of the Directors after the annual meeting of shareholders.
New committees of the Board may be established from time to time at the discretion of the Board in accordance with Section 22.
5.0NOMINATION AND ELECTION OF DIRECTORS
The NCG Committee, with input from all Directors, will work together to determine the optimum size of the Board and the appropriate mix of business skills, experience, and diversity of the members of the Board in order to effectively fulfill its mission.
Prospective Directors must have a demonstrated commitment to high personal and professional integrity and ethical standards and a broad range of skills, expertise and experience that are relevant to WFS’s business and/or its risk management,
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Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter
significant achievement in their respective fields of endeavor, sound business judgment, the ability to effectively collaborate and communicate with other Directors and with management, and be committed to devoting the time and effort needed to perform their duties effectively. The Board also recognizes that diverse views and backgrounds will enhance balanced decision making. To that end, the Board has assumed a focused on sustaining a more gender-balanced board and has adopted a target of having at least 30% female representation on the Board.
The NCG Committee will annually review Board composition and requirements with consideration of any stated diversity targets, WFS’s strategy and all relevant facts and circumstances, individual Director contributions and potential candidates for election as WFS Directors, and recommend to the Board a slate of Directors for election by shareholders that brings a diversity of background and industry or related expertise and experience to the Board. In assessing Board composition and identifying suitable candidates, the NCG Committee will review the current composition of the Board with a view to ensuring it reflects a diverse mix of knowledge, experience, education, skills, gender, age, ethnicity and geographic location, and in an effort to achieve any stated diversity targets. In support of this activity, the NCG Committee has implemented the WFS Diversity Policy.
If a nominated Director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated Director will immediately submit his or her resignation to the Board Chair in accordance with WFS’s Majority Voting Policy (a copy of which is available on WFS’s website). Following receipt of a resignation tendered pursuant to WFS's Majority Voting Policy, the Board Chair shall promptly advise the NCG Committee and the Board thereof and the resignation shall be considered in accordance with the Majority Voting Policy.
6.0BOARD INDEPENDENCE AND EFFECTIVENESS
The business of WFS is conducted by Executive Management under the oversight of the Board. WFS believes an effective Board means a Board that maintains a clear distinction between Board oversight functions and the responsibilities and duties of Executive Management. Although a working culture of trust and collaboration must exist between the Board and Executive Management in order for WFS to succeed, the Board must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of WFS and its shareholders. This means that individual Directors must be technically independent as defined by applicable law and the regulations of the relevant stock exchanges where WFS shares are listed (except for any non-Independent Directors) but also independent in practice.
In addition, a Director must act strictly in the best interests of WFS and its shareholders generally and not in the interest of any one shareholder or group of shareholders.
To that end, the Board has adopted several organizational principles:
•At least the majority of the Board will consist of Independent Directors.
•The Audit Committee Chair, the HRC Committee Chair and the NCG Committee Chair will only be held by Independent Directors and all members of these committees will be Independent Directors.
•Executive sessions of the Board excluding any Directors who are also officers or employees of WFS will be held at each meeting of the Board. These sessions will be led by the Board Chair.
•Where appropriate, executive sessions of only the Independent Directors will be held. These sessions will be led by the Board Chair.
Certain functions shall be the exclusive responsibility of Independent Directors, led by the Board Chair, who will, if necessary, consult with appropriate stakeholders and then bring recommendations to the full Board for approval. These functions include:
a.Revising the Charter of the Board from time to time;
b.Developing position descriptions for the key positions in the WFS governance system, including that for Chair, Committee Chairs and Directors; and
c.Developing a position description for the Chief Executive Officer, as well as indicators to measure his or her performance.
The Board, as well as each Committee, may, in their discretion, and in consultation with the Board Chair, retain the services of independent outside professional advisors (financial, legal, compensation, etc.), at the expense of WFS, for the purpose of advising the Board or a Committee in the execution of its responsibilities and duties.
7.0BOARD LEADERSHIP
The Board Chair sits at the intersection between the Board and Executive Management and although the Board Chair is also a Director and shares all of the duties and responsibilities of any Director, the Board Chair has several unique duties and responsibilities:
•They will establish an annual calendar with the Board and Committee meetings scheduled at least 12 months in advance. Other Board meetings will be scheduled by the Board Chair with reasonable notice to all Directors.
•They will ensure that preliminary agenda and meeting materials are distributed to all Directors in advance of each Board meeting.
•They will preside at all meetings of the Board and at meetings of shareholders, or delegate a substitute chair if necessary.
•They will act as the Board’s contact and spokesperson in discussions with third parties.
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•Generally the Board believes that Executive Management has the primary responsibility for shareholder engagement, however where appropriate, he or she will lead shareholder engagement on behalf of the Board. The NCG Committee has primary responsibility for oversight of WFS’s process and procedures for shareholder engagement.
•They are responsible for assessing the overall effectiveness of the Board and each of its committees and taking appropriate action to improve Board performance.
8.0ROLE AND RESPONSIBILITY OF THE BOARD, DECISIONS OF THE BOARD
As part of its overall stewardship of WFS, the Board oversees the conduct of WFS’s business by management and reviews WFS’s financial objectives, strategic plans and activities. The Directors shall exercise their business judgment to act in what they reasonably believe to be the best interests of WFS and its shareholders in terms of corporate governance, fiduciary responsibilities, compliance with applicable law, and maintenance of appropriate financial or other controls.
Typically, matters before the Board will be decided by a majority vote of the Directors present at the meeting, provided that minimum quorum is met. Notwithstanding the previous sentence, the approval of any annual capital and operating budget(s) shall require the approval of not less than two-thirds of the members of the Board.
The Board has responsibility for the following matters:
a)Executive Leadership and Oversight: the Independent Directors have the authority to select, appoint, and, if necessary, terminate the CEO. Such a decision will be made by majority vote of the Independent Directors. Implicit in this responsibility is the duty to regularly assess CEO performance and without interfering in operational matters belonging properly to Executive Management, to take whatever actions required and appropriate to ensure that WFS is being led by people of integrity, honesty, acumen and good judgment, who are in turn fostering a culture of ethical business conduct throughout WFS. The Independent Directors have responsibility for producing an annual CEO performance assessment and this is delivered by the Chair of the HRC Committee to the CEO. The HRC Committee, working with the Board Chair, has primary responsibility for CEO and Executive Management succession planning and makes recommendations to the Board in this regard for discussion and final approval. The Board reviews Executive Management’s succession plans on an annual basis.
b)Corporate Communications: the Board shall satisfy itself that WFS maintains appropriate programs and policies regarding corporate disclosure and will have oversight over WFS’s programs and policies to effectively communicate with its stakeholders. The Board is responsible for reviewing and approving WFS’s Disclosure Policy. The Board has specific responsibilities under applicable laws, rules and regulations to review and approve WFS's annual financial statements, the related Management’s Discussion and Analysis of Results of Operations (the MD&A), and other public disclosure documents containing material financial information. The Board will also review and approve annual management information circulars/proxy statements, annual information forms (AIF)/(40-F) and other material press releases.
c)Risk Management and Internal Controls: the Board needs to regularly satisfy itself that Executive Management have identified and disclosed to the Board the principal business risks faced by WFS (including, without limitation, those risks related to cybersecurity, insurance, natural disasters, climate, human capital, environmental and social matters) and that there are appropriate management systems in place to manage those risks. The Board must also satisfy itself that effective management systems are in place to monitor the integrity of WFS's internal controls and critical information systems. The Audit Committee has primary responsibility to review and monitor the effectiveness of internal controls and critical information systems pertaining to financial reporting and to make any recommendations to the Board.
d)Corporate Governance: effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. The Board is responsible for the overall corporate governance of WFS and for setting its principles and processes in this regard, and has delegated primary responsibility for this to WFS’s NCG Committee.
e)Strategic Plan: WFS operates in an industry in constant evolution, and the Board needs to be continuously aware of Executive Management's views on the various possible scenarios for future shareholder value creation. Executive Management will produce and present, no less than once a year, an updated Strategic Plan for WFS. The Strategic Plan will be reviewed and approved by the Board on an annual basis. The Board has delegated to the TPS Committee the primary responsibility for overseeing WFS' technology and product planning activities in support of its overall business strategy, as well as WFS' approach to monitoring current and evolving industry trends that could have a significant impact on WFS's technology, product and overall business and environmental, social and governance (ESG) strategies.
f)Annual Operating Plan and Budget: the Board will approve annual capital and operating budgets consistent with the Strategic Plan, and the CEO will report performance against those operating plans on a quarterly basis.
g)Financing Activities: the Board will review and approve all material financing activities whether by way of equity or debt and will satisfy itself that the proposed terms are fair, reasonable in the context of the market for similar offerings and that the transaction is in the long-term best interests of WFS shareholders.
h)Major Acquisitions and Divestitures: the Board will review and approve all material transactions to ensure they are consistent with the Strategic Plan, that sufficient independent information is available to assess transaction value, that sufficient due diligence has been conducted to fairly assess and mitigate the risks, and that the transaction is overall in the long-term best interests of WFS shareholders.
i)Oversight of Corporate Culture: the Board has a duty to foster and nurture the unique WFS culture of innovation, entrepreneurship, integrity and discipline that has been the foundation of our long-term success. Primary responsibility for this has been delegated to the HRC Committee.
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Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter
j)Diversity and Inclusion: the Board recognizes the importance of a diverse, inclusive workforce which values individual difference and supports diversity and inclusion within every level of the organization. Responsibility for the diversity of directors has been delegated to the NCG Committee and responsibility for oversight of executive and workforce diversity and inclusion programs has been delegated to the HRC Committee.
k)Executive Compensation: the Board is responsible for establishing and overseeing the operation of an executive compensation program that aligns Executive Management incentives with the Strategic Plan and the long-term interests of shareholders, and that meets the objectives of attracting, retaining, and motivating skilled and experienced executive leadership. The Board has delegated to the HRC Committee the primary responsibility for developing and overseeing the operation of the executive compensation program and in particular for making recommendations on CEO compensation and make recommendations on other Executive Management compensation programs to the Independent Directors for approval.
l)Sustainability and ESG: The Board is committed to nurturing and fostering WFS’s long-term and ongoing commitment to environmental stewardship and sustainability for the creation of long-term shareholder value. The Board oversees WFS’s approach to ESG related matters, including climate strategy and associated risks and opportunities, the adequacy of management systems to identify and manage ESG related risks and opportunities, adoption of appropriate ESG standards, tracking and monitoring of WFS’s ESG performance, and ESG performance disclosure. The Audit Committee has primary responsibility for oversight over the adequacy and effectiveness of the reporting systems and related internal controls developed and implemented by management in connection with disclosures relating to ESG matters and other non-financial data included in WFS ESG Reports.
m)Legal and Regulatory Compliance: The Board is responsible for overseeing WFS’s compliance with all applicable laws and regulations. The Board is also committed to fostering and nurturing WFS’s ongoing commitment to the highest ethical standards and promoting a culture of integrity and ethical business conduct throughout WFS. WFS’s Code of Conduct (a copy of which is available on WFS’s website) reflects its commitment to a culture of honesty, integrity, and accountability and outlines the Board’s and Executive Management’s expectations for ethical behavior. The Board shall take such actions as it deems necessary to satisfy itself, to the extent feasible, as to the creation and fostering by the CEO and other members of Executive Management of a culture of integrity and legal and ethical business conduct throughout WFS. Where appropriate, specific responsibilities may be delegated to one or more of the committees of the Board in this regard.
9.0DUTIES OF DIRECTORS
The fundamental responsibility of the Directors is to promote the long-term best interests of WFS and its shareholders generally, and to explicitly not have a duty to individual shareholders, employees, creditors, or other stakeholders except in exceptional circumstances and with full transparency and disclosure.
All Directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices. Each Director of WFS, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the long-term best interests of WFS; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This Charter is by no means an exhaustive list of such duties and responsibilities.
Fiduciary duties are those that arise from the nature of the relationship of trust and confidence between Directors, WFS and its shareholders. The term "fiduciary" implies integrity and undivided loyalty. For example, Directors must avoid conflicts of interest and even the appearance of a conflict of interest. Directors must maintain strict confidentiality about all WFS matters. Decisions must be made in good faith and with the long-term interests of WFS and its shareholders in mind.
In order to effectively fulfill their duties, all Directors need to satisfy themselves that they have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each Director to ask such questions as may be necessary to reach an informed decision. Directors should be familiar at all times with the complex business and affairs of WFS and have a solid understanding of the strategic plan and the financial condition of WFS.
Directors are entitled to rely in good faith on the financial statements of WFS which are represented to them by an officer of WFS or in a written report of the External Auditor of WFS as fairly reflecting the financial condition of WFS, and on opinions or reports of independent professional advisors.
In order to fulfill their fiduciary duties to WFS and its shareholders, each Director must devote sufficient time and energy to preparation for and attendance at meetings of the Board and committees on which they serve and should: (i) prepare for and strive to attend all meetings of the Board and committees on which they serve, but in any event no less than 80% of such meetings; (ii) be sufficiently informed about the current and proposed activities of WFS; (iii) review the minutes of any meeting not attended as well as any resolutions passed or actions taken; (iv) review the minutes of the previous meeting of the Board and committees on which they serve to determine that they accurately represent the discussions that took place and the resolutions that were passed; and (v) be especially attentive to specific aspects of WFS’s activities according to their own experience and occupation.
10.0CONFLICTS OF INTEREST
A Director who is a party to a material contract or proposed material contract with WFS, or who is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with WFS, must disclose this interest in writing to the Board Chair at or before any meeting of the Board where this issue is considered by the other Directors. The nature and intent of this conflicting interest will be noted in the minutes of the meeting.
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If the Director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested. If a person who has an interest in a contract later becomes a Director of WFS, they must disclose their interest at the first meeting of the Board after they became a Director.
Where a proposed contract is addressed by a written resolution signed by all Directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the Director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest.
A Director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract.
If a significant and persistent conflict exists which cannot be resolved, the Director should immediately submit his or her resignation to the Board Chair for consideration by the Board.
Directors of WFS have an obligation to maintain the confidentiality of all matters discussed at meetings of the Board unless:
a)It was clearly understood at the Board meeting that the information was not required to be kept in confidence;
b)The Director was required or authorized by law to disclose the information (and then only following having used all reasonable efforts to have given sufficient advance notice of such disclosure to allow WFS to seek a protective order);
c)The Director was authorized expressly or implicitly by the Board to make disclosure of the information; or
d)The information was previously disclosed publicly by a party that was not under a duty of confidentiality with respect to such disclosed information.
Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to WFS.
11.0 CORPORATE OPPORTUNITY
Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, without the approval of the Board, any property or business advantage either belonging to WFS, for which it has been negotiating, or which is otherwise in line with the general business pursuits of WFS.
Each Director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by WFS, or where it was their position with WFS that led to the opportunity.
A Director may not use his or her position as a Director to make a profit on any transaction even if it was not open to WFS to participate in the transaction.
12.0 SECURITIES TRADING AND INSIDER REPORTING
Directors are insiders of WFS and, as such, must not use any material information to trade in securities or to assist others to trade in securities before the information is available to the public. Directors are required to comply with WFS's Trading Policy (including the blackout periods and any required clearances for trading instituted under that policy) and all applicable laws.
13.0 ACCESS TO MANAGEMENT
Directors will gain regular exposure to members of Executive Management at both formal Board meetings and in more informal settings such as Board dinners and strategic retreats. Any Director may, should they desire, consult with any member of management on an as-needed basis if they deem such a meeting or conversation necessary in carrying out their responsibilities and duties as Directors. Without restricting this right in any way, Directors will ensure that they will maintain the clear distinction between Board oversight functions and the responsibilities and duties of Executive Management and as such will not interfere with or usurp management responsibility and authority.
14.0 FINANCIAL STATEMENTS
The Board has a duty to approve the annual financial statements of WFS and to submit the financial statements of WFS for the preceding year, together with the External Auditors’ report thereon, to the shareholders at the annual general meeting of the shareholders of WFS.
The Board has delegated to the Audit Committee the primary responsibility to review and approve the quarterly financial statements and management discussion and analysis of WFS. The Audit Committee additionally has the primary responsibility to review and to recommend for Board approval the annual financial statements and management discussion and analysis of WFS. The Audit Committee is responsible for satisfying itself that management has developed and implemented appropriate programs and policies to provide assurance that all financial disclosures are in compliance with applicable regulatory requirements, provided that the Board as a whole shall in all cases approve the annual financial statements of WFS.
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Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter
15.0 SHAREHOLDER MEETINGS
The Board is required to call the annual general meeting of the shareholders within the periods required by applicable law and the applicable rules of the TSX and NASDAQ stock exchanges and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution.
16.0 DIRECTOR COMPENSATION
The HRC Committee shall recommend for discussion and Board approval levels and forms of compensation for Directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective WFS Director. In establishing such recommendation the HRC Committee will consider the following objectives:
•Directors should be competitively compensated in relation to Directors of companies of similar size, complexity, geographic scope and other relevant measures;
•Director compensation should align the interests of non-employee Directors with those of WFS shareholders by including a long term equity component, noting that the Board has adopted a compensation policy that excludes stock options for Directors; and
•Compensation should recognize the extra work and responsibility taken on by Board Chair, Committee Chairs and members of committees.
Notwithstanding any of the above, Directors who are also members of management or who are otherwise compensated by WFS will not receive additional compensation for serving on the Board in any capacity.
WFS will reimburse Directors for all reasonable expenses incurred in attending meetings or otherwise acting on WFS business, pursuant to WFS's Expense Reimbursement Policy.
17.0 DIRECTORS’ SHAREHOLDINGS
In an effort to better align the interests of the Director with the common shareholders of WFS, each non-employee Director is required to hold a minimum of the number of WFS shares, or equity compensation grants exercisable for a number of shares, having a value equivalent to five times their cash annual retainer as of the date the Director was initially elected to the Board. New Directors will have a five year grace period in order to meet this expectation. Once the established minimum standard has been met, so long as the Director holds that number of shares or awards exercisable for such number of shares, there is no obligation to “top up” if the value of that position falls below five times the annual cash retainer.
18.0LOANS AND OTHER FINANCIAL TRANSACTIONS WITH DIRECTORS AND EXECUTIVE MANAGEMENT
WFS shall be prohibited from making any loans to any of its Directors or Executive Management. For clarity, this prohibition is not meant to cover incidental instances where a Director or Executive Management may be in a position requiring repayment of expenses or taxes in the normal course of business, or employee payroll deductions.
WFS has adopted an Anti-Hedging Policy that prohibits Executive Management and Directors from personally trading in WFS derivatives including hedging and monetization schemes involving WFS shares. Directors shall comply at all times with WFS's Anti-Hedging Policy.
19.0 OTHER BOARD MEMBERSHIPS
Unless approved by the Board Chair:
•the CEO and other Executive Management are prohibited from accepting directorships of another public company;
•Directors will not sit on the Boards of more than four public companies;
•three or more WFS Directors are prohibited from sitting on another public company’s board of directors together; and
•the CEO and Board Chair will also not accept a position on the board of a company whose CEO is a WFS Director.
20.0 ANNUAL REVIEW OF CHARTER
The NCG Committee shall annually review this Charter to ensure it is sufficient for assisting the Board in the exercise of its responsibilities in light of evolving circumstances and legal and regulatory requirements and with consideration having been given to best corporate governance practices, and shall recommend modifications to the Board as appropriate.
21.0 DIRECTOR ORIENTATION
The NCG Committee shall oversee a director orientation program developed by Executive Management to familiarize new WFS Directors with the role of the Board and its committees and WFS’s Strategic Plan, financial condition, core values including ethics, corporate governance practices, and other key policies and practices through a review of background material, meetings with management, and visits to facilities as appropriate. All new WFS Directors must participate in the director orientation
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program, which shall generally commence promptly after the meeting at which the new WFS Director is elected. The Board Chair or NCG Committee Chair shall participate in the director orientation.
The Board also recognizes the importance of continuing education for its Directors and is committed to promoting such education in order to improve both Board and Committee performance in the exercise of their responsibilities, and has delegated primary responsibility for this to the NCG Committee. The NCG Committee shall make recommendations to the WFS Directors about their continuing education on subjects that would assist them in the exercise of their responsibilities. Continuing education may be provided in a variety of different forms, including through external or internal education programs as appropriate.
22.0 COMMITTEES
From time to time, the Board may establish new committees or disband a current committee in light of evolving circumstances and legal and regulatory requirements and with consideration having been given to best corporate governance practices. These committees will report directly to the Board regarding committee activities, issues and related recommendations.
The NCG Committee, working with the Board Chair, is responsible for recommending the assignment of Directors to the various committees, giving consideration to committee composition and requirements. Generally, the Board at its first meeting after the annual meeting of shareholders appoints the members of each Committee. The Board shall give consideration to the periodic rotation of committee membership as well as of the respective committee chairs (as part of the annual committee and chair appointment process or at such other times as the Board Chair sees fit).
Each committee will perform an annual evaluation of its performance, including a review of its compliance with its committee charter as applicable, and the results of the committee’s review shall be presented to the Board. The purpose of such review is to increase the overall effectiveness of the committee. On an annual basis, each of the standing Committees shall review its Charter and present any recommended modifications to the Board for approval.
The NCG Committee, working with the Board Chair, performs an annual evaluation and review of the performance of the Board, its committees, and the Board Chair. The results of the evaluation and recommended improvements shall be presented to the Board. The qualifications and performance of all Board members shall be considered in connection with renomination and committee assignments.
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Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter
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